UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 1, 2024

Commission File Number: 001-42300

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Room 202, 2/F, Baide Building

Building 11, No.15, Rongtong Street

Yuexiu District, Guangzhou

People’s Republic of China

(Address of Principal Executive Offices)

Zhitao Wu

Building 11, No.15, Rongtong Street

Yuexiu District, Guangzhou

People’s Republic of China

Telephone: +86 020-82185926

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	BDMD	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	BDMD W	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On October 2, 2024, the issuer had 35,450,219 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On October 1, 2024 (the “Closing Date”), ExcelFin Acquisition Corp., a Delaware corporation (“ExcelFin” or “SPAC”), Betters Medical Investment Holdings Limited, a Cayman Islands exempted company (“Baird Medical”), Baird Medical Investment Holdings Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Baird Medical (“PubCo” or the “Company”), Tycoon Choice Global Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of PubCo (“Tycoon”), Betters Medical Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), Betters Medical Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub 2”), and Betters Medical NewCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Betters (“NewCo”), consummated the business combination (the “Closing”) pursuant to the terms of the Business Combination Agreement, dated as of June 26, 2023 (as amended on March 11, 2024, May 16, 2024, June 17, 2024 and August 23, 2024, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things, (a) on August 3, 2023, Baird Medical contributed all of the issued shares of Tycoon held by Baird Medical (“Tycoon Shares”) to PubCo in exchange for Ordinary Shares (as defined below), such that Tycoon became a wholly-owned subsidiary of PubCo, and Baird Medical received in exchange therefor 29,411,764 Ordinary Shares (the “Share Contribution”) valued at $10.20 per share, that have an aggregate value equal to Three Hundred Million Dollars ($300,000,000); (b) prior to Closing, Baird Medical transferred 1,948,138 Ordinary Shares (which shares did not include the Baird Medical Earnout Shares, as defined below) to NewCo and certain minority shareholders of Baird Medical exchanged their ownership interests in Baird Medical for all of the outstanding ownership interests in NewCo; and (c) Merger Sub 1 merged with and into ExcelFin, with ExcelFin continuing as the surviving entity and wholly-owned subsidiary of PubCo and Merger Sub 2 merged with and into NewCo, with NewCo continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “Second Merger”). However, 8,823,529 of the Ordinary Shares issued to Baird Medical (the “Baird Medical Earnout Shares”) will not vest unless and until within the eighth anniversary of the Closing (a) the volume weighted average price of the Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share. The business purpose of the Second Merger was both to ensure compliance with Nasdaq’s public float requirement as well as to facilitate that additional Ordinary Shares would be held after closing by shareholders most likely to be long-term holders.

The Company had no operations prior to entering into the Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the Closing, the Company became the direct parent of SPAC, Tycoon, NewCo and Baird Medical LLC.

The Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the redeemable warrants to acquire one Ordinary Share at an exercise price of $11.50 per Ordinary Share (“Warrants”) are trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “BDMD” and “BDMD W”, respectively.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (the “Report”) contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Specifically, forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions.

These forward-looking statements in this Report are based on information available as of the date of this Report and the current expectations, forecasts and assumptions of the Company’s management (“Management”), and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include, among other things:

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•	the benefits of the Business Combination;

•	the future financial and business performance of the Company and its subsidiaries following the Business Combination;

•	the performance of the technology of the Company and its subsidiaries (“Target Group”) in full-scale operations at customer locations;

•	changes in the market for the Target Group products and services;

•	expansion and other plans and opportunities;

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or “target,” or similar expressions; and

•	other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 (File No. 333-274114) initially filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2023, as amended (the “Proxy Statement/Prospectus”), which are incorporated herein by reference.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, “our”, the “Company” or “PubCo” refer to Baird Medical Investment Holdings Limited, a Cayman Islands exempted company, and its consolidated subsidiaries.

Market and Industry Data

This Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

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PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Management and Board of Directors

The following sets forth the names, business addresses and functions of the Company’s directors and senior management as of October 2, 2024.

Name	Age	Position
Directors
Haimei Wu	42	Chairwoman of the Board of Directors and Chief Executive Officer
Wei Hou	54	Director
Quan Qiu	31	Director and Chief Administrative Officer
Joseph Douglas Ragan III	62	Director
Mingzhao Xing	60	Director
Lijian Xu	60	Director
Gabrielle Bilciu-Wolfson	62	Director

Executive Officers
Rongjian Lu	58	Co-Chief Technical Officer and Deputy General Manager
Hailong Sun	34	Co-Chief Technical Officer and technical department manager
Kun Seng Ng	39	Chief Financial Officer
Jianwei Yuan	56	Production Department Manager
Jin Xu	36	Quality Assurance Department Manager
Wei Xu	34	Merchandising Department Manager

Biographical Information About the Company’s Directors

Ms. Haimei Wu has served as a director of the Company since June 16, 2023. In addition, she is the Chairwoman of the Board of Directors of the Company and the Chief Executive Officer of the Company. Ms. Wu co-founded Baide Suzhou Medical Co., Ltd., a limited liability company formed in the PRC (“Baide Suzhou”), in 2012 and has served as Baird Medical’s Chairwoman of the Board of Directors and a director of Baird Medical since January 2021, and as Baird Medical’s Chief Executive Officer since September 2021. Ms. Wu is mainly responsible for the overall corporate strategies and management of Baird Medical’s business operations and development. Ms. Wu has over 20 years of experience in the medical devices industry. Ms. Wu is currently a director and general manager of Baide Suzhou, an executive director and general manager of Nanjing Changcheng, an executive director of Henan Ruide, and an executive director of Guoke Baide (Guangdong) Medical Co., Ltd. (“Guoke Baide”), each a subsidiary of Baird Medical. Ms. Wu also served as the executive director and general manager of Guangzhou Daokang Trading Co., Ltd., a company engaged in the sales of medical instruments, equipment and consumables in the PRC. Prior to founding Baide Suzhou, Ms. Wu served as a sales manager at Guangdong Taihua Medical Instrument Co., Ltd. from January 2002 to June 2011, and as a sales manager at Guangdong Xintianran Pharmaceutical Co., Ltd., from July 2011 to October 2011. Ms. Wu graduated from Henan Province Xinyang Weisheng School with a specialty in anesthesia in July 2000. Ms. Wu completed advanced studies in financial investment and capital operation at Graduate School at Shenzhen, Tsinghua University in 2016.

Mr. Wei Hou has served as a director of the Company since August 18, 2023. Mr. Hou has served as a director of Baird Medical since September 2021. Mr. Hou is primarily responsible for business development and management of Baird Medical’s operations and has over 28 years of experience in management and sales in the medical and pharmaceutical industry. Mr. Hou joined Baird Medical in March 2019 as the vice general manager and sales director of Baide Suzhou. Prior to joining Baird Medical, Mr. Hou served as the global sales general manager at Shanghai Aidisen International Mathematics Medical Equipment Co., Ltd., a company engaged in the sales of medical equipment, from June 2014 to December 2018. From January 2009 to May 2014, Mr. Hou served as the Vice President of China Health Industry Investment Group, a company focused on investments in medical and pharmaceutical industries. Mr. Hou obtained an associate’s degree in thermal engineering from Chongqing University in the PRC in 1987 and a professional study diploma in economics from Party School of the Central Committee of the Chinese Communist Party in the PRC in 1994. Mr. Hou obtained a Master of Business Administration from China Europe International Business School in the PRC in April 2000.

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Ms. Quan Qiu has served as a director of the Company since August 18, 2023. In addition, Ms. Qiu is the Chief Administrative Officer of the Company. Ms. Qiu has served as a director of Baird Medical since January 2021. Ms. Qiu is primarily responsible for the supervision and coordination of Baird Medical’s operations. Ms. Qiu joined Baide Suzhou in April 2013, and Ms. Qiu currently serves as assistant general manager of Baide Suzhou, an executive director and general manager of Guizhou Baiyuan, and an executive director of Hunan Baide. Ms. Qiu graduated in medicine operation and management from Guangdong Food and Drug Vocational College in the PRC in July 2013.

Since Ms. Qiu joined the Baird team at its establishment, she has been promoted from a junior staff member to assistant general manager. In her roles with the Baird team, Ms. Qiu has contributed to its management and development and has ensured its normal and orderly operation on a day-to-day basis.

Mr. Joseph Douglas Ragan III has served as a director of the Company since the Closing on October 1, 2024. Mr. Ragan served as the Chief Financial Officer of ExcelFin since March 2021 and as the Chief Executive Officer of ExcelFin since March 2023. Mr. Ragan is currently serving as the Chief Financial Officer for the Paper Excellence Group. Mr. Ragan also served as the Chairman of the Audit Committee of the Board of Directors for Sports Ventures Acquisition Corporation (Nasdaq - AKICU) from 2020 to 2022. Previously, from 2018 to 2019, Mr. Ragan served as Chief Financial Officer for Resideo/Honeywell Homes, a leading global manufacturer of thermostats and security panels (NYSE - REZI). From 2013 to 2018, Mr. Ragan also served as Chief Financial Officer for Ferroglobe PLC (Nasdaq - GSM), the leading global manufacturer of metal alloys and other metallic products that was created through a merger of FerroAtlántica and Globe Specialty Metals. From 2008 to 2013, Mr. Ragan served as CFO at Boart Longyear (ASX - BLY), a publicly traded mining and manufacturing company, and UNICOM Government, Inc., previously known as GTSI, a publicly traded government contractor (Nasdaq - GTSI). Mr. Ragan holds a Master of Science in Accounting from George Mason University and a Bachelor of Science in Accounting from The University of the State of New York. Mr. Ragan began his finance career with Deloitte LLP and is a licensed Certified Public Accountant (“CPA”) in the Commonwealth of Virginia. Mr. Ragan also serves as President and Chairman of the Audit Committee of the Board of Directors for the nonprofit USA Judo.

Prof. Mingzhao Xing (Michael) has served as a director of the Company since September 5, 2024. In addition, Prof. Xing is currently the Chairman of our Compensation Committee and a member of both the Audit Committee and Nominating and Corporate Governance Committee. Prof. Xing has served as an independent director of Baird Medical since September 2022. Prof. Xing has served as a professor at Johns Hopkins University School of Medicine since October 2011 and the dean and professor of School of Medicine at Southern University of Science and Technology in the PRC since July 2019. Prof. Xing was elected as a member of Association of American Physicians in 2019. Prof. Xing was accredited the Paul W. Ladenson Thyroid Award by The Johns Hopkins University School of Medicine in 2017. Prof. Xing was Prof. Xing was accredited a Paul Starr Award by American Thyroid Association in September 2016 and was accredited an endocrine-related cancer award by the Society for Endocrinology, United Kingdom in March 2014. Prof. Xing graduated from the department of medicine of the Second Military Medical University in China in 1984 and received a Ph.D. in Physiology and Biophysics from Case Western Reserve University in 1993.

Mr. Lijian Xu has served as an independent director of the Company since September 26, 2024. In addition, Mr. Xu is currently the Chairman of our Nominating and Corporate Governance Committee and a member of both the Audit Committee and Compensation Committee. Mr. Xu has over 30 years of experience working for financial institutions in the corporate management and the financial investment industry. He has worked for notable financial institutions such as the Bank of China, China Fortune Financial Group, CDF Capital and Everbright Private Equity Fund, as well as corporations such as Zhongji Holdings Group, Fenghwa Group (SH600615), Fantasia Holdings Group (1777HK), Times Universal Group (2310HK) and Dasheng Times Cultural Investment Company Ltd (SH600892), where he has served as a director, president, general manager, and in other significant roles.

Mr. Xu was also engaged in capital and credit management and strategic planning of commercial banks, corporate restructuring and listing, equity investment, cross-border mergers and acquisitions and reorganization of overseas listed companies, securitization of real estate assets, establishment and operation of private equity funds, and real estate investment and development. His investment business spans various sectors including real estate, clean energy such as nuclear power and natural gas, chemical industry, medicine, information technology, automobile manufacturing and after-sales service, liquor trading, food processing, supply chain finance, energy saving and environmental protection, and retail business. Mr. Xu has also been employed as a lawyer and an arbitrator in the past.

Ms. Gabrielle Bilciu-Wolfson has served as an independent director of the Company since the Closing on October 1, 2024. In addition, Ms. Bilciu-Wolfson is currently the Chairwoman of our Audit Committee and a member of both the Compensation Committee and Nominating and Corporate Governance Committee. Ms. Wolfson has over 30 years of experience driving strategy and innovation across Fortune 500 companies in the Health Care, Consumer Products, Technology, and Hospitality sectors, including Quest Diagnostics and Xerox Corporation. As a transformative Chief Digital and Information Officer, she has spearheaded global technology and business transformations, driving industry advancements with pioneering technologies, AI/ML-based data products, and digital consumer solutions. Gabrielle is highly qualified to serve on a board seeking guidance on technology strategy and transformation and operations optimization. Gabrielle's academic background includes a master’s degree in technology management from Columbia University and a bachelor’s degree in mathematics from Queens College. Ms. Bilciu-Wolfson’s education includes training in accounting and financial reporting, and over the past 30 years she has participated in the preparation, review and presentation of financial statements and the drafting of annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q at various publicly traded companies. During Ms. Bilciu-Wolfson’s time serving as a member of the board of directors of various publicly traded companies, she regularly presented to the Audit Committee with respect to internal controls and procedures. She also worked closely with internal and external audit teams to validate internal controls and procedures.

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Biographical Information About the Company’s Non-Director Executive Officers

Mr. Rongjian Lu is Co-Chief Technical Officer and Deputy General Manager of the Company, Co-Chief Technical Officer of Baird Medical and Deputy General Manager of Baide Suzhou. Mr. Lu joined the Baird team in December 2021 and began full-time employment with Baird in January 2023. He has a Master’s Degree in Engineering, Electromechanical Control and Automation from the Nanjing University of Aeronautics and Astronautics and is also a lecturer at the Nanjing Forestry University.

Mr. Hailong Sun is Co-Chief Technical Officer and Technical Department Manager of the Company, Co-Chief Technical Officer of Baird Medical and the Manager of the Technology Department of Nanjing Changcheng. Mr. Sun joined the Baird team in November 2018. He is a graduate of the Changzhou Information Technology College and served in engineering and mechanical design roles at other operating companies in China prior to joining Baird.

Mr. Kun Seng Ng is the Chief Financial Officer and Secretary of the Company and Chief Financial Officer of Baird Medical. Mr. Ng joined the Baird team in September 2020. He has extensive work experience in accounting, auditing, and corporate finance, having worked at an international accounting firm and in finance-related roles at other publicly listed companies before coming to Baird. He is a member of the Hong Kong Institute of Certified Public Accountants and has a Bachelor of the Arts in accountancy from The Hong Kong Polytechnic University.

Mr. Jianwei Yuan is the Production Department Manager of the Company and Baird Medical. Mr. Yuan joined the Baird team in August 2016 as the manager of the production department of Changcheng Nanjing. Prior to his time at Baird, he worked at Nanjing Jiexiong Medical Equipment Co., Ltd. and in the Nanjing Internal Combustion Engine Parts Factory.

Mr. Jin Xu is Quality Assurance Department Manager of the Company and Baird Medical. Mr. Xu began his career at Baird in August 2016 at Changcheng Nanjing. Before joining the Baird team, he served as the quality control inspector for the Nanjing Jiexiong Medical Equipment Co., Ltd. He is a graduate of the Nanjing Vocational Institute of Mechatronic Technology, with a major in mechatronics.

Mr. Wei Xu is Merchandising Department Manager of the Company and Baird Medical. Mr. Xu joined the Baird team in September 2016. Before his time at Baird, he worked as a technician at two other companies in Nanjing and later for the Nanjing Jiexiong Medical Equipment Co., Ltd. He is a graduate of the Jinlei Staff School of Nanjing (Gold Foil Group), with a major in mechatronics.

The business address of each of the Company’s directors and senior management is Room 202, 2/F, Baide Building, Building 11, No.15, Rongtong Street, Yuexiu District, Guangzhou, Peoples Republic of China.

B.	Advisers

Not applicable.

C.	Auditors

Marcum Asia CPAs LLP, 7 Penn Plaza, Suite 830, New York City, New York 10001, has acted as the accounting firm for the Company since 2022.

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ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2024, after giving effect to the Business Combination, and should be read together with the unaudited pro forma condensed combined financial information of the Company for the period ended June 30, 2024, and as of June 30, 2024, prepared in accordance with Article 11 of SEC Regulation S-X and attached as Exhibit 15.1 to this Report.

Capitalization and Indebtedness

As of June 30, 2024	Pro Forma combined (in $ thousands)
Cash and cash equivalents Debt:	$4,039
Non-current financial borrowings	2,961
Current financial borrowings	$29,102
Total Debt	32,063
Equity:
Share capital	$2,908
Statutory reserve	4,557
Additional paid in capital	101,507
Accumulated deficit	(72,363)
Accumulated other comprehensive loss	(2,834)
Total controlling shareholder's equity	33,775
Non-controlling interests	1
Total Equity	33,776
Total Capitalization	$65,839

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company’s business and industry are described in the Proxy Statement/Prospectus in the section titled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Baird Medical Investment Holdings Limited. The Company was incorporated in the Cayman Islands as an exempted company on June 16, 2023. The Company’s registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Information about Baird Medical” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal—The Business Combination Agreement”, which is incorporated herein by reference.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements, and other information that the Company files with or furnishes electronically to the SEC. These reports and other information are also available on the Company’s website at www.bairdmed.com. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding the business of the Company for periods other than the six months ended June 30, 2024 is included in the Proxy Statement/Prospectus under the sections titled “Information about Baird Medical – Overview” and “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

For the six months ended June 30, 2024, the Company’s total revenues increased by approximately $1.6 million, or 14%, from approximately $11.5 million for the six months ended June 30, 2023 to approximately $13.1 million for the six months ended June 30, 2024. Our gross profits increased by $2.0 million from $9.5 million for the six months ended June 30, 2023 to $11.5 million for the six months ended June 30, 2024. Our gross profit margin increased by 21% from 82.3% for the six months ended June 30, 2023 to 87.5% for the six months ended June 30, 2024, primarily because of the increase in gross profit margin of microwave ablation (“MWA”) therapeutic apparatuses and MWA needles. Net income was $4.4 million and $2.4 million for the six months ended June 30, 2024 and 2023, respectively. The increase in net income mainly derived from an increase in gross profits.

C.	Organizational Structure

Upon the Closing, SPAC became a direct, wholly-owned subsidiary of the Company. Please see below for a post-closing structure chart of the Target Group:

A list of the subsidiaries of the Company as of the Closing is included as Exhibit 8.1 to this Report.

D.	Property, Plants and Equipment

Information regarding the Company’s property is included in the Proxy Statement/Prospectus under the section titled “Information about Baird Medical — Properties and Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

For the six months ended June 30, 2024, 97% of all revenue was derived from products sold to customers in China. In addition, the Company’s long-lived assets are all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

	For the six months ended June 30,
	2024	2023
Distributors	$7,822,407	$3,931,512
Direct customers	5,314,181	7,614,735
Total	$13,136,588	$11,546,247

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The Company’s revenue from direct customers decreased from approximately $7.6 million during the six months ended June 30, 2023 to approximately $5.3 million for the six months ended June 30, 2024, resulting in a net decrease of approximately $2.3 million. Changes in sales prices caused the revenue to increase by approximately $0.09 million, while changes in the volume of products sold caused the revenue to decrease by approximately $2.39 million. With respect to the sales of MWA needles and other medical devices, revenue decreased due to a decrease in overall sales volume in each case. With respect to the sales of microwave therapeutic apparatuses, revenue increased due to increases in both the quantity of sales and the selling price. The decrease in revenue from the sales of MWA needles and other medical devices outweighed the increase in revenue from the sales of microwave therapeutic apparatuses, resulting in an overall decrease in revenue.

The Company’s revenue from distributors increased from approximately $3.9 million during the six months ended June 30, 2023 to approximately $7.8 million during the six months ended June 30, 2024, resulting in a net increase of approximately $3.9 million. Changes in sales prices caused the revenue to increase by approximately $2.0 million, while changes in the volume of products sold caused the revenue to increase by approximately $1.9 million.

	For the Six Months Ended June 30,						For the Year Ended December 31,
	2024		2023				2023		2022
	Revenue	%	Revenue	%	Variance	Variance %	Revenue	%	Revenue	%	Variance	Variance %
Sales of MWA devices	$13,128,315	100%	$11,019,358	95%	$2,108,957	19%	30,940,383	98%	$31,283,234	89%	$(342,851)	(1)%
– MWA needles	11,671,518	89%	10,762,402	93%	909,116	8%	26,278,168	84%	30,551,145	87%	(4,272,977)	(14)%
– MWA therapeutic apparatus	1,456,797	11%	256,956	2%	1,199,841	467%	4,662,215	14%	732,089	2%	3,930,126	537%
Sales of other medical devices	8,273	0%	526,889	5%	(518,616)	(98)%	517,525	2%	3,807,940	11%	(3,290,415)	(81)%
Total	$13,136,588	100%	$11,546,247	100%	$1,590,341	14%	$31,457,908	100%	$35,091,174	100%	$(3,633,266)	(10)%

Our total revenues increased by approximately $1.6 million, or 14%, from approximately $11.5 million for the six months ended June 30, 2023 to approximately $13.1 million for the six months ended June 30, 2024. The overall increase in our revenue was due to the increase in sales of MWA devices.

Our cost of revenue decreased by $0.4 million for the six months ended June 30, 2024 compared to the cost of revenue for the six months ended June 30, 2023. Our gross profits also increased by $2.0 million from $9.5 million for the six months ended June 30, 2023 to $11.5 million for the six months ended June 30, 2024. Our gross profit margin increased by 21% from 82.3% for the six months ended June 30, 2023 to 87.5% for the six months ended June 30, 2024, primarily because of the increase in gross profit margin of MWA therapeutic apparatus and MWA needles.

Other Ancillary Expenses

Selling and marketing expenses decreased from $1.6 million for the six months ended June 30, 2023 to $1.2 million for the six months ended June 30, 2024 mainly due to the decrease of meeting expenses. Accordingly, as a percentage of sales, our selling expenses were 8.9% and 14.3% of revenues for the six months ended June 30, 2024 and 2023, respectively.

Our research and development expenses decreased by $0.3 million from $2.3 million for the six months ended June 30, 2023 to $2.0 million for the six months ended June 30, 2024. The decrease in research and development expenses was mainly due to decreased service fees.

General and administrative expenses increased from $2.6 million for the six months ended June 30, 2023 to $3.2 million from the six months ended June 30, 2024, which was mainly due to the increase of listing expenses, consulting and professional expenses and office supplies expenses.

Additional information regarding the Company’s operating results is included in the Proxy Statement/Prospectus under the section titled “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” and is incorporated herein by reference.

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B.	Liquidity and Capital Resources

As of December 31, 2023, we had cash of approximately $1.5 million. As of December 31, 2023, our current assets were approximately $40.1 million, and our current liabilities were approximately $19.0 million. Total shareholders’ equity as of December 31, 2023 was approximately $35.7 million. As of June 30, 2024, our current assets were approximately $47.0 million, and our current liabilities were approximately $22.4 million. Total shareholders’ equity as of June 30, 2024 was approximately $39.3 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the date of issuance of this financial statement.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash is denominated in HKD and RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2023, cash of approximately $1,504,378 and $6,106 were held by the Company and its subsidiaries in mainland PRC and Hong Kong, respectively. As of June 30, 2024, cash of approximately $1,496,781 and $5,633 were held by the Company and its subsidiaries in mainland PRC and Hong Kong, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and global offerings. The operating cash flow in the year ended December 31, 2023 is negative $1.0 million, and the operating cash flow in the six months ended June 30, 2024 is negative $4.0 million, mainly due to the significant increase in prepayment of R&D project and services and the slower turnover of accounts receivable. We have historically funded our working capital needs primarily from operations and bank borrowings. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collection. The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months ended June 30,		For the Years Ended December 31,
	2023	2024	2022	2023
Net cash provided by (used in) operating activities	$642,946	$(3,960,397)	$485,968	$(1,019,964)
Net cash used in investing activities	(1,264,414)	(484,839)	(5,921,464)	(2,638,488)
Net cash (used in) provided by financing activities	(558,861)	4,457,217	4,411,918	3,461,118
Effect of exchange rate change	13,764	(20,051)	(297,647)	(3,108)
Net decrease in cash and cash equivalent	(1,166,565)	(8,070)	(1,321,225)	(200,442)
Cash and cash equivalent at the beginning of the period	1,710,926	1,510,484	3,032,151	1,710,926
Cash and cash equivalent at the end of the period	$544,361	$1,502,414	$1,710,926	$1,510,484

C.	Research and Development, Patents and Licenses, etc.

A description of the Company’s research and development efforts, patents and licenses is included in the Proxy Statement/Prospectus under the sections titled “Information about Baird Medical – Research and Development”, “Information about Baird Medical – Intellectual Property” and “Information about Baird Medical – Registration and Filings of Medical Devices”, respectively, which are incorporated herein by reference.

D.	Trend Information

A brief description of the Company’s trend information is included in the Proxy Statement/Prospectus under the section titled “PubCo’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Business Overview”, which is incorporated herein by reference. As of June 30, 2024, there have been no further material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year which the Company is aware of, nor has it foreseen any other known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

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E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. An accounting estimate is considered critical if it is made basing on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting estimate involve the most significant judgments used in the preparation of our financial statements.

Change in Accounting Estimates

Expected Credit Losses

For the year ended December 31, 2022 and the first half of 2023, the Company used an individual basis and pool basis of the customers sharing similar risk characteristics by applying the roll rate method under the Current Expected Credit Loss Model (“CECL Model”). The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Company’s specific facts and circumstances. The Company uses roll rate method to calculate average expected loss rate under pool basis. The Company considers the co-relationship between micro economic environment and overall default rate and calculated the future adjustment indicator use logistic regression model.

For the first half of 2023, the Company still used an individual basis and pool basis to assess credit losses. When reassessing its methodology for calculating expected credit losses for customers sharing similar risk characteristics, the Company changed from using the roll rate method to the aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change.

According to ASC 326-20-30-7, the Company evaluated both internally generated data and reasonably accessible external data. The change was driven by the following factors:

•	The slower turnover of customer capital and the lengthened payment approval cycle of hospitals, while not necessarily indicating increased credit risk, affect the collection period.
•	Increased amount and proportion of accounts receivable more than 12 months overdue.
•	Analysis of comparative companies' methodologies.

The change in the estimated credit loss rate was applied prospectively starting in the second half of 2023. This change is based on the analysis conducted during the preparation of financial statements as of December 31, 2023, and is expected to provide a more accurate reflection of the Company’s credit risk.

As a result of this change in accounting estimate, the allowance for expected credit losses for accounts receivable as of December 31, 2023, is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$1,991,596	$31,949,487	$33,941,083
Less: allowance for doubtful accounts	(1,991,596)	(849,596)	(2,841,192)
Accounts receivable, net	-	$31,099,891	$31,099,891
Allowance Ratio	100%	2.7%	8.4%

The Company made provisions if customers have no new transactions with the Company for more than six months and have no subsequent collection during January 1, 2024 to April 30, 2024, or the accounts receivable with a long aging period over than one year and have no subsequent collection during January 1, 2024 to April 30, 2024.

The result of this change in technique did not have a material impact to the allowance for expected credit losses. The Company also does not expect this change to cause a material impact to the allowance for expected credit losses for future period.

Current Expected Credit Losses

We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 decreased accumulated equity by $0.3 million to the Company’s consolidated financial statements as of January 1, 2021. Results for reporting periods beginning after January 1, 2021 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP.

For the year ended December 31, 2022, we maintained an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses for accounts receivable, we considered historical experience and other factors surrounding the credit risk of specific customers including customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables in an individual basis and pool basis for customers sharing similar risk characteristics upon the use of roll rate method under the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments — Credit Losses. Additionally, external data and macroeconomic factors are also considered.

For the year ended December 31, 2023, the Company still used an individual basis and pool basis to assess credit losses. When reassessing its methodology for calculating expected credit losses for customers sharing similar risk characteristics, the Company changed from using roll rate method to aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change. According to ASC 326-20-30-7, the Company evaluated both internally generated data and reasonably accessible external data. The change was driven by the following factors:

•	The slower turnover of customer capital and the lengthened payment approval cycle of hospitals, while not necessarily indicating increased credit risk, affect the collection period.

•	Increased amount and proportion of accounts receivable more than 12 months overdue.

•	Analysis of comparative companies’ methodologies.

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For the year ended December 31, 2023, allowance for credit losses were provided if customers have no new transactions with the Company for more than six months and have no subsequent collection during 1 January 2024 to 30 April 2024, or the accounts receivable with a long aging period over than one year and have no subsequent collection during 1 January 2024 to 30 April 2024.

We recorded an allowance for expected credit losses of $2.8 million, $2.8 million and $0.6 million as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively.

Prepayments for research and development

The Company makes prepayments to third-party vendors and research institutions for R&D activities. These prepayments are expensed over the periods during which the related R&D services are performed. These advances are interest free, unsecured and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit losses is recorded in the period when loss is probable. As of June 30, 2024, December 31, 2023 and 2022, there was no allowance for prepayments for R&D.

Research and development expenses consist primarily of outsourced research and development costs, payroll and related expenses for research and development professionals, materials, sample testing fee, and depreciation of machinery and equipment for research and development. Nonrefundable payments made in advance to third-party R&D service provider for the related services are recorded as prepayments in the consolidated balance sheets until the services are rendered under ASC 730-20-25-13. Research and development costs are expensed as incurred in accordance with ASC 730. The Company recognizes R&D expenses based on the completion percentage of each R&D contract at the end of each quarter according to monthly discussions and progress meeting (if any) with internal management personnel and external R&D service providers or completion progress report provided by the third party-R&D service providers as to the progress or stage of completion of services.

As of December 31, 2023 and 2022, prepaid research and development was $7.6 million and $3.5 million, respectively. As of June 30, 2024, prepaid research and development was $10.2 million. These amounts primarily relate to contracts with third-party research organizations for ongoing research projects. The significant increases in prepayments in the year ended December 31, 2023 and in the six months ended June 30, 2024 were due to the advancement of research and development progress.

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ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the Closing is included in Item 1 of this Report.

Family Relationships

There are no family relationships between any of the executive officers and directors.

Arrangements and Understandings

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

Information regarding the compensation of the directors and senior management of the Company in 2024 is included in the Proxy Statement/Prospectus under the section titled “Executive Compensation of Baird Medical” and is incorporated herein by reference, except that Ms. Gabrielle Bilciu-Wolfson will receive an annual cash stipend of $30,000 and equity compensation of 20,000 Ordinary Shares.

C.	Board Practices

Information regarding the board practices of the Company following the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo after the Business Combination” and is incorporated herein by reference. The board of directors of the Company has three standing committees: (i) an audit committee (the “Audit Committee”), (ii) a compensation committee (the “Compensation Committee”) and (iii) a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). The Audit Committee is comprised of Prof. Mingzhao Xing (Michael), Mr. Lijian Xu, and Ms. Gabrielle Bilciu-Wolfson, with Ms. Gabrielle Bilciu-Wolfson serving as the chair of the committee. The Compensation Committee is comprised of Prof. Mingzhao Xing (Michael), Mr. Lijian Xu and Ms. Gabrielle Bilciu-Wolfson, with Prof. Mingzhao Xing (Michael) serving as the chair of the committee. The Nominating and Corporate Governance Committee is comprised of Prof. Mingzhao Xing (Michael), Mr. Lijian Xu and Ms. Gabrielle Bilciu-Wolfson, with Mr. Lijian Xu serving as the chair of the committee.

D.	Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Information about Baird Medical - Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

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ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of October 2, 2024.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below. The Company’s major shareholders do not have different voting rights from other holders of Ordinary Shares.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 35,450,219 Ordinary Shares outstanding on October 2, 2024, and does not include 11,500,000 Ordinary Shares issuable upon the exercise of outstanding warrants. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Major Shareholders	Number of Shares	%
Haimei Wu(1)	27,463,627	77.47%
Betters Medical Investment Holdings Limited(1)	27,463,627	77.47%
ExcelFin SPAC LLC	4,495,000	12.68%

(1)	Haimei Wu is the Chairwoman and Chief Executive Officer of the Company. Auto King International Limited (“Auto King”) owns approximately 66.56% of the outstanding capital stock of Baird Medical, which holds approximately 77.47% of the Company. Auto King is controlled by Ms. Wu. Ms. Wu disclaims beneficial ownership in all Ordinary Shares other than those relating to her pecuniary interest therein. The shares shown include 8,823,529 of the Ordinary Shares issued to Baird Medical (the “Baird Medical Earnout Shares”) which will not vest unless and until within the eighth anniversary of the Closing (a) the volume weighted average price of the Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share. As a result, Ms. Wu and Baird Medical control more than 50% of the voting power of the issued and outstanding Ordinary Shares.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination.

Holders

As of October 2, 2024, we had 34 shareholders of record of the Ordinary Shares and 2 shareholders of record of the Warrants. As of October 2, 2024, approximately 16.68% of the outstanding Ordinary Shares were held by U.S. record holders.

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B.	Related Party Transactions

The Company entered into certain related party transactions during the fiscal years ended December 31, 2023 and December 31, 2022, as described in the Proxy Statement/Prospectus in the section titled “Note 17 – Related Party Transactions” and incorporated herein by reference. The following is a description of certain related party transactions, other than compensation arrangements, that we have entered into during 2023 and 2024 with our or Baird Medical’s executive officers, directors or their affiliates or holders of more than 10% of any class of our voting securities in the aggregate, as applicable, which we refer to as related parties.

•	Haimei Wu, the Chairwoman and Chief Executive Officer of the Company, is the legal owner of the premises to which Baird Medical’s Tianhe District Usage Certificate was granted, which premises are also co-occupied by the Guangdong branch office of Baide Suzhou.

•	The Company’s use of its manufacturing site located at Rooms 101, 201 and 501 of Building 7, Bioport II, No. 52, Yinguang Road, Fuqiao Town, Taicang City, People’s Republic of China, is conducted pursuant to a sublease agreement to which certain affiliated entities are parties.

•	The Company is party to a Subscription Agreement, dated June 30, 2021, with certain of its affiliates.

•	In 2023, three of Baird Medical’s preference shareholders elected to exercise their right to require Baird Medical, Haimei Wu and certain shareholders of Baird Medical, on a joint and several basis, to repurchase or purchase 100% of their preference shares (such shares, “Preference Shares”, and such holders, the “Electing Preference Shareholders”). As a result, (i) in April 2023, Baird Medical paid (on behalf of Haimei Wu) RMB 10,000,000, and on June 30, 2023, Baird Medical paid (on behalf of Haimei Wu) $683,638.21 and Haimei Wu paid $499,994.24, in each case, to one Electing Preference Shareholder as total consideration for the purchase by Haimei Wu of 192,411 Preference Shares, and (ii) on June 30, 2023, Grand Fortune Capital (H.K.) Company Limited (“GFC”), an affiliate of the Sponsor, purchased the remaining 641,371 Preference Shares held by the same Electing Preference Shareholders for total consideration of $8,712,178.41. The other two Electing Preference Shareholders’ repurchase requests remain outstanding.

•	On June 26, 2023, the Sponsor, ExcelFin, and the Company entered into the Sponsor Support Agreement. Pursuant to such agreement, the Sponsor agreed that (a) 3,150,000 of the Ordinary Shares to be held by the Sponsor immediately following the Closing shall be fully vested and freely tradable, subject only to the restrictions on transfer set forth in a letter agreement, dated as of October 21, 2021, among ExcelFin, the Sponsor, and certain other shareholders of ExcelFin, as amended, in connection with ExcelFin’s initial public offering, and (b) the remaining 1,350,000 Ordinary Shares to be held by the Sponsor immediately following Closing shall be subject to vesting and forfeiture (the “Sponsor Earnout Shares”). The Sponsor Earnout Shares shall become fully vested if, at any time from the Closing through the date that is the fifth anniversary of the Closing, the dollar volume-weighted average price of Ordinary Shares is greater than or equal to $12.50 over any 20 trading days within any 30-day trading period. The parties thereto also agreed that if there is a change of control of PubCo after the Closing and prior to the fifth anniversary of the Closing, the Sponsor Earnout Shares shall become fully vested immediately prior to such change of control. If by the fifth anniversary of the Closing the Sponsor Earnout Shares shall not have vested, the Sponsor Earnout Shares shall be forfeited for no consideration and shall cease to represent any interest in PubCo, effective as of such date.

•	On June 26, 2023, Baird Medical, PubCo, Tycoon, certain shareholders of Baird Medical who collectively represented approximately 68.2% of the issued and outstanding shares of Baird Medical as of the date thereof, and ExcelFin entered into the Baird Medical Shareholder Support Agreement. Pursuant to such agreement, each of the Key Baird Medical Shareholders agreed to (a) vote in favor of the Business Combination and against any competing proposals; (b) not transfer or sell any shares of Baird Medical except to certain permitted transferees who agree to be bound by similar restrictions; (c) waive any dissenters’ or appraisal rights under Cayman Islands law and any other similar statute in connection with the Business Combination Agreement and the transactions contemplated thereby; and (d) revoke any inconsistent proxies previously given in respect of the Baird Medical Shares. In addition, prior to the Closing, Baird Medical agreed not to (i) transfer any Tycoon Shares, (ii) grant any proxies with respect to any Tycoon Shares, (iii) take any action that would make any representation or warranty of Baird Medical untrue or incorrect in any material respect or (iv) commit or agree to take any of the foregoing actions.

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•	On September 30, 2024, the Company entered into (i) a Subscription Agreement with GFC, pursuant to which the Company issued to GFC at the Closing 290,000 Series A convertible preferred shares, par value $0.0001 per share, of the Company (the “Series A Preferred Shares”), for a purchase price of $2.9 million (the “GFC Subscription Amount”) and (ii) a Subscription Agreement with Wu Wenyuan, pursuant to which Wu Wenyuan must pay a purchase price of $2 million (the “Wu Subscription Amount”) within six months of Closing, in exchange for which the Company will issue to Wu Wenyuan 200,000 Series A Preferred Shares. The GFC Subscription Amount was paid concurrently with the Closing, and the Wu Subscription Amount will be paid within six months after the Closing. At any time on or before the two-year anniversary of the issuance of the Series A Preferred Shares, GFC and Wu Wenyuan may convert all or a portion of their respective Series A Preferred Shares into a number of Ordinary Shares of the Company per Series A Preferred Share at a conversion ratio equal to the sum of the original issue price of such Series A Preferred Share and all accrued but unpaid dividends thereon, divided by a conversion price of $10.00. The Company may, at any time and at its sole option, choose to repurchase for cash all or a portion of the Series A Preferred Shares, at a price per Series A Preferred Share equal to the sum of 110% of the subscription price of such Series A Preferred Share and all accrued but unpaid dividends thereon.

•	On October 1, 2024, Baird Medical and PubCo entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which Baird Medical agreed not to transfer any Ordinary Shares acquired by it in the Share Contribution prior to the earlier of (a) a change of control of PubCo or (b) six months from the Closing Date. The Lock-Up Agreement allows for transfers to certain permitted transferees so long as such transferee agrees to the same restrictions on the transfer of the Ordinary Shares that apply to Baird Medical. In addition, the Lock-Up Agreement provides that the Baird Medical Earnout Shares will not vest unless and until within the eighth anniversary of the Closing (a) the volume weighted average price of the Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share.

•	On October 1, 2024, ExcelFin, PubCo and Equiniti Trust Company, LLC, in its capacity as Warrant Agent, entered into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assignment Agreement”). Pursuant to the Warrant Assignment Agreement, ExcelFin assigned to PubCo all of its right, title and interest in the ExcelFin Public Warrant Agreement and PubCo assumed all of ExcelFin’s liabilities and obligations under the ExcelFin Public Warrant Agreement. Pursuant to the Warrant Assignment Agreement, each whole ExcelFin Public Warrant that was outstanding immediately prior to the Closing was automatically converted into one Warrant representing a right to acquire one Ordinary Share at a price of $11.50 per Ordinary Share, on substantially the same terms as those that applied to the ExcelFin Public Warrants immediately prior to Closing. The Warrant Assignment Agreement also provides for the cancellation and termination of the ExcelFin Private Placement Warrants with no additional consideration to be issued to the holders thereof.

•	On the October 1, 2024, PubCo, the Sponsor, Baird Medical, and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”) concerning the Ordinary Shares issued to those parties (such shares, “Registrable Securities” and such parties, “Holders”) in connection with the Business Combination. The Registration Rights Agreement terminated and replaced the Sponsor Registration Rights Agreement upon the Closing. The Registration Rights Agreement provides that, no later than 30 business days following the Closing, PubCo will prepare and file with the SEC a shelf registration statement under Rule 415 of the Securities Act of 1933, as amended, covering the resale of all the Registrable Securities on a delayed or continuous basis and would use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the 90th calendar day (or the 120th calendar day if the SEC notified PubCo that it would “review” the registration statement) following the Closing Date and (y) the 10th business day after the date PubCo was notified by the SEC that such shelf registration statement would not be “reviewed” or would not be subject to further review. Pursuant to the Registration Rights Agreement, PubCo also granted certain demand and piggyback registration rights to the Holders. All of the costs of these registrations shall be borne by PubCo, other than selling commissions incurred by the Holders. Under the Registration Rights Agreement, PubCo has agreed to indemnify the Holders and certain persons or entities related to them, such as their officers, directors, employees, agents, and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sold Registrable Securities, unless such liability arose from their misstatement or omission. The Holders agreed to indemnify PubCo and certain persons or entities related to PubCo, such as its officers, directors, and underwriters, against all losses caused by their misstatements or omissions in those documents.

C.	Interests of Experts and Counsel

Not applicable.

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ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of Management, is likely to have a material adverse effect on our business, financial condition or results of operations.

B.	Significant Changes

A discussion of significant changes since December 31, 2023 and/or since June 30, 2024, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are currently listed on Nasdaq under the symbols “BDMD” and “BDMD W”, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float and round lot holder requirements. A delisting of the Ordinary Shares and Warrants will likely affect the liquidity of the Ordinary Shares and Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Warrants outstanding. Each of the Warrants is exercisable for one Ordinary Share at an exercise price of $11.50 per Ordinary Share, and will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Lock-Up Agreements

At Closing, Baird Medical and PubCo entered into the Lock-Up Agreement, pursuant to which Baird Medical agreed not to transfer any Ordinary Shares acquired by it in the Share Contribution prior to the earlier of (a) a change of control of PubCo or (b) six months from Closing. The Lock-Up Agreement allows for transfers to certain permitted transferees so long as such transferee agrees to the same restrictions on the transfer of the Ordinary Shares that apply to Baird Medical.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Warrants are currently listed on Nasdaq under the symbols “BDMD” and “BDMD W”, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/ or Warrants could be delisted from Nasdaq. In particular, Nasdaq has continuing listing standards, including public float and round lot holder requirements. A delisting of the Ordinary Shares and Warrants will likely affect the liquidity of the Ordinary Shares and Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D.	Selling Shareholders

Not applicable.

16

E.	Dilution

Not applicable.

F.	Expenses of the Issuer

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

PubCo’s authorized share capital consists of: (i) 500,000,000 ordinary shares, par value US$0.0001 per ordinary share, and (ii) 5,000,000 Series A convertible preferred shares, par value US$0.0001 per convertible preferred share (“Series A Preferred Shares”). Information regarding PubCo’s Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Description of Securities of PubCo – Ordinary Shares” and is incorporated herein by reference.

Series A Preferred Shares

On September 30, 2024, 290,000 Series A Preferred Shares were issued to Grand Fortune Capital, LLC. As of the date of this Report, no other Series A Preferred Shares have been issued. The holders of Series A Preferred Shares are not entitled to any voting rights, but are entitled to dividends, which shall accrue at the rate of seven percent (7%) per annum on the original issue price of each Series A Preferred Share, which equates to $10.00 per Series A Preferred Share (“Series A Original Issue Price”), payable in cash annually within thirty (30) days from the issuance of the Company’s annual audit report, provided that, such dividends shall be payable by the Company only if the Company’s reported EBITDA for such year is higher than the dividends so calculated. If the Company’s reported EBITDA for such year is less than the dividends so calculated, and no dividends are paid as a result, such unpaid dividends shall be considered to be rolled into the balance of unpaid dividends to be paid in the following year. On or before the two-year anniversary of the Closing, being October 1, 2026, each Series A Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Series A Preferred Share, into such number of fully-paid Ordinary Shares as is determined by dividing (a) the sum of (i) the Series A Original Issue Price and (ii) the amount of all accrued but unpaid dividends thereon, by (b) the Series A Original Issue Price, as appropriately adjusted in the event of any dividend, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares. A holder of Series A Preferred Shares may elect to convert all or any portion of the Series A Preferred Shares owned by such holder into Ordinary Shares in accordance with the above terms.

B.	Amended and Restated Memorandum and Articles of Association

Information regarding certain material provisions of the Amended and Restated Memorandum and Articles of Association of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of Securities of PubCo” and is incorporated herein by reference.

17

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal”, “Information about Baird Medical – Research and Development” and “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing Activities”, respectively, and is incorporated herein by reference.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Amended and Restated Memorandum and Articles of Association of the Company or under Cayman Islands law that limit the right of shareholders who are not citizens or residents of the Cayman Islands to hold or vote the Ordinary Shares.

E.	Taxation

Information regarding certain tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends in the foreseeable future.

G.	Statement by Experts

The consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2023 and 2022 incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Marcum Asia CPAs LLP, an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

The consolidated financial statements of the SPAC as of and for the years ended December 31, 2023 and 2022 incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Marcum LLP, an independent registered public accounting firm (which report contains an explanatory paragraph regarding the ability of the SPAC to continue as a going concern), upon the authority of the said firm as expert in accounting and auditing.

H.	Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Room 202, 2/F, Baide Building, Building 11, No.15 Rongtong Street, Yuexiu District, Guangzhou, Peoples Republic of China.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

18

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Quantitative and Qualitative Disclosures about Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Warrants is included in the Proxy Statement/Prospectus under the sections titled “Description of Securities of PubCo—Public Stockholders’ Warrants” and “Description of Securities of PubCo—Redemption of Public Warrants” and is incorporated herein by reference.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

Not applicable.

Item 16B.	Code of Ethics.

Not applicable.

Item 16C.	Principal Accountant Fees and Services.

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

19

Item 16F.	Change in Registrant’s Certifying Accountant.

In connection with the Business Combination, on the Closing Date, Marcum LLP, which was the auditor for the SPAC, was informed that it would no longer be the SPAC’s auditor. Such cessation of audit services was effective upon the consummation of the Business Combination on the Closing Date.

The reports of Marcum LLP on the financial statements of the SPAC as of December 31, 2023 and December 31, 2022, and for the years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum LLP’s audit reports contained an explanatory paragraph related to the substantial doubt of the SPAC’s ability to continue as a going concern.

During the periods from March 15, 2021 (inception) through December 31, 2023 and through the Closing Date, there were no disagreements with Marcum LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum LLP, would have caused Marcum LLP to make reference thereto in its reports on the financial statements of the SPAC for such periods. In its evaluation of the SPAC’s disclosure controls and procedures and internal control over financial reporting for the fiscal year ended December 31, 2023, and quarterly period ended June 30, 2024, the SPAC’s management identified material weaknesses related to EDGAR document preparation and ineffective review controls over that process, ineffective controls associated with review and reconciliation of related party transactions, and ineffective controls over vendor management and payment processing.  Except for such material weaknesses, as described in Item 9A of the SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Item 4 of the SPAC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, during the period from March 15, 2021 (inception) through December 31, 2023 and through the Closing, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

The Company provided Marcum LLP with a copy of the disclosure it is making in this Report and requested that Marcum LLP furnish the Company with a letter addressed to the SEC, pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum LLP agrees with the statements made by the Company in this Report, and if not, in which respects Marcum LLP does not agree. A copy of Marcum LLP’s letter to the SEC dated October 9, 2024 is attached as Exhibit 15.4 to this Report.

Following the consummation of the Business Combination on the Closing Date, Marcum Asia CPAs LLP remains as the independent registered public accounting firm of the Company.

20

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of SPAC as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 are set forth in the Proxy Statement/Prospectus on pages F-39 to F-60 and are incorporated herein by reference.

The unaudited condensed financial statements of SPAC as of June 30, 2024 and 2023 and for the six months ended June 30, 2024 and 2023 are set forth in the Proxy Statement/Prospectus on pages F-61 to F-83 and are incorporated herein by reference.

The audited consolidated financial statements of the Company as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and 2022 are set forth in the Proxy Statement/Prospectus on pages F-2 to F-38 and are incorporated herein by reference.

The unaudited condensed consolidated financial statements of the Company as of June 30, 2024 and 2023 and for the six months ended June 30, 2024 and 2023 are included in pages F-2 to F-38 of this Report.

The unaudited pro forma consolidated financial information of the Company and SPAC are attached as Exhibit 15.1 to this Report.

21

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$1,502,414	$1,510,484
Accounts receivable, net	34,502,263	31,099,891
Inventories	1,118,800	1,142,569
Prepayments, net	9,698,126	5,814,691
Deposits and other assets, net	155,272	120,485
Due from related parties	2,874	394,582
Total Current Assets	46,979,749	40,082,702
NON-CURRENT ASSETS
Property and equipment, net	7,886,814	6,138,694
Intangible assets, net	20,750	25,479
Deferred tax assets	756,143	814,372
Right-of-use assets	661,844	861,331
Deferred offering costs	984,774	875,258
Goodwill	58,026	59,375
Prepayments – non current	5,533,146	7,698,728
Deposits and other assets – non current	122,037	152,450
Total Non-Current Assets	16,023,534	16,625,687
Total Assets	$63,003,283	$56,708,389
CURRENT LIABILITIES
Short-term bank loans	12,934,400	8,166,400
Tax payables	211,887	770,953
Salaries and benefits payable	707,470	750,635
Contract liability	539,447	499,905
Short-term lease liabilities	397,339	503,891
Accounts payable	543,344	550,188
Amounts due to a related party	3,308,109	3,785,250
Accrued listing expenses payable	1,637,481	2,172,651
Accrued expenses and other payables	1,216,311	864,687
Deferred tax liabilities	68,634	93,389
Long-term loan – current portion	834,449	817,485
Total Current Liabilities	22,398,871	18,975,434
NON-CURRENT LIABILITIES
Long-term lease liabilities	200,157	412,121
Long-term loan – non current	1,150,603	1,613,579
Total Non-Current Liabilities	1,350,760	2,025,700
Total Liabilities	$23,651,185	$21,001,134
Commitments and Contingencies (Note 18)
Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 29,411,765 shares issued and outstanding as of June 30, 2024 and December 31, 2023	2,941	2,941
Additional paid-in capital	18,850,292	18,850,292
Statutory reserve	4,557,151	4,508,366
Retained earnings	18,675,649	14,394,167
Accumulated other comprehensive loss	(2,833,852)	(2,005,122)
Total Baird Medical Investment Holdings Limited’s Shareholders’ Equity	39,252,181	35,750,644
Non-controlling interests	1,471	(43,389)
Total Liabilities and Equity	$63,003,283	$56,708,389

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Six months ended June 30,
	2024	2023
Revenues	$13,136,588	$11,546,247
Cost of revenues	(1,645,559)	(2,042,987)
Gross profit	11,491,029	9,503,260
Operating expenses:
Selling and marketing expenses	(1,168,576)	(1,649,196)
General and administrative expenses	(3,205,845)	(2,574,016)
Research and development expenses	(2,027,439)	(2,286,672)
Total operating expenses	(6,401,860)	(6,509,884)
Income from operations	5,089,169	2,993,376
Interest expense	(238,919)	(83,436)
Interest income	264	1,045
Subsidy income	265	24,435
Other expenses, net	5,627	1,516
Income before income tax	4,856,406	2,936,936
Income tax provision	(481,279)	(581,924)
Net income	4,375,127	2,355,012
Less: net income attributable to non-controlling interests	(44,860)	(24,653)
Net income attributable to Baird Medical Investment Holdings Limited’s shareholders	$4,330,267	$2,330,359
Other comprehensive loss
Foreign currency translation adjustment	$(828,730)	$(1,319,586)
Other comprehensive loss attributable to Baird Medical Investment Holdings Limited’s shareholders	(828,730)	(1,319,586)
Comprehensive income	3,546,397	1,035,426
Non-controlling interests	(44,860)	(24,653)
Comprehensive income attributable to Baird Medical Investment Holdings Limited’s shareholders	$3,501,537	$1,010,773
Basic and diluted earnings per common share*	$0.15	$0.08
Weighted average number of share outstanding – basic and diluted*	29,411,765	29,411,765

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on August 3, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional paid-in	Statutory	Retained earnings/ (Accumulated	Accumulated other comprehensive	Total shareholder’s	Non- controlling
	Shares	Amount	capital	reserve	deficit)	(loss) income	equity	interests	Total equity
Balance at December 31, 2022	29,411,765	$2,941	$18,850,292	4,395,319	$3,961,236	$(1,276,434)	$25,933,354	$(155,594)	$25,777,760
Net income	—	—	—	—	2,330,359	—	2,330,359	24,653	2,355,012
Appropriation of statutory reserve	—	—	—	117,863	(117,863)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(1,319,586)	(1,319,586)	—	(1,319,586)
Balance at June 30, 2023	29,411,765	$2,941	$18,850,292	4,513,182	$6,173,732	$(2,596,020)	$26,944,127	$(130,941)	$26,813,186

	Ordinary Shares		Additional paid-in	Statutory	Retained earnings/ (Accumulated	Accumulated other comprehensive	Total shareholder’s	Non- controlling
	Shares	Amount	capital	reserve	deficit)	(loss) income	equity	interests	Total equity
Balance at December 31, 2023	29,411,765	$2,941	$18,850,292	4,508,366	$14,394,167	$(2,005,122)	$35,750,644	$(43,389)	$35,707,255
Net income	—	—	—	—	4,330,267	—	4,330,267	44,860	4,375,127
Appropriation of statutory reserve	—	—	—	48,785	(48,785)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(828,730)	(828,730)	—	(828,730)
Balance at June 30, 2024	29,411,765	$2,941	$18,850,292	4,557,151	$18,675,649	$(2,833,852)	$39,252,181	$1,471	$39,253,652

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,375,127	$2,355,012
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	592,743	412,421
Deferred tax benefit	17,212	62,789
Allowance for credit losses	—	452,339
Amortization of right-of-use assets	181,219	189,354
Changes in assets and liabilities:
Accounts receivable	(4,139,051)	(9,902)
Inventories	(2,214)	372,402
Prepayments	(4,044,770)	(2,522,838)
Deposits and other assets	(10,655)	(123,061)
Right-of-use assets	—	(4,233)
Accounts payable	5,702	(45,973)
Contract liabilities	51,274	(135,872)
Lease liabilities	(299,861)	(187,745)
Accrued expenses and other payables	(141,643)	1,188,020
Taxes payable	(545,480)	(1,304,862)
Income tax receivables	—	(54,905)
Net cash (used in) provided by operating activities	(3,960,397)	642,946
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(484,839)	(1,264,414)
Net cash used in investing activities	(484,839)	(1,264,414)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	8,454,600	3,607,500
Repayments of short-term bank loans	(3,465,000)	(2,886,000)
Repayment of long-term loan	(393,601)	—
Due from/(due to) related parties	(8,433)	(1,280,361)
Payment of listing cost	(130,349)	—
Net cash (used in) provided by financing activities	4,457,217	(558,861)
Effect of exchange rate changes	(20,051)	13,764
Net change in cash	(8,070)	(1,166,565)
Cash at beginning of year	$1,510,484	$1,710,926
Cash at end of period	$1,502,414	$544,361
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$919,829	$1,016,360
Cash paid for interest	$238,919	$83,436

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Baird Medical Investment Holdings Limited (“PubCo”, or “the Company”) was incorporated as a private company under the laws of Cayman Island on June 16, 2023, as a direct wholly owned subsidiary of Betters Medical Investment Holdings Limited.

On October 1, 2024 (the “Closing Date”), ExcelFin Acquisition Corp., a Delaware corporation (“SPAC”), Betters Medical Investment Holdings Limited, a Cayman Islands exempted company (“Baird Medical”), Baird Medical Investment Holdings Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Baird Medical (“PubCo” or the “Company”), Tycoon Choice Global Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Baird Medical (“Tycoon”), Betters Medical Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), Betters Medical Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of PubCo (“Merger Sub 2”), and Betters Medical NewCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Betters (“NewCo”), consummated the business combination (the “Closing”) pursuant to the terms of the Business Combination Agreement, dated as of June 26, 2023 (as amended on March 11, 2024, May 16, 2024, June 17, 2024 and August 23, 2024, the “Business Combination Agreement”), pursuant to which, among other things, (a) on August 3, 2023, Baird Medical contributed all of the issued shares of Tycoon held by Baird Medical (“Tycoon Shares”) to PubCo in exchange for Ordinary Shares such that Tycoon became a wholly-owned subsidiary of PubCo and Baird Medical received in exchange therefor 29,411,764 Ordinary Shares (the “Share Contribution”) valued at $10.20 per share, that have an aggregate value equal to Three Hundred Million Dollars ($300,000,000); (b) prior to Closing, Baird Medical transferred 1,948,138 Ordinary Shares (which shares did not include the Baird Medical Earnout Shares, as defined below) to Newco and the Minority Holders exchanged their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco (the “Newco Share Contribution”); and (c) Merger Sub 1 merged with and into ExcelFin, with ExcelFin continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “First Merger”) and Merger Sub 2 merged with and into Newco, with Newco continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “Second Merger”). However, 8,823,529 of the Ordinary Shares issued to Baird Medical (the “Baird Medical Earnout Shares”) will not vest unless and until within the eighth anniversary of the Closing (a) the volume weighted average price of the Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share. The business purpose of the Second Merger was both to ensure compliance with Nasdaq’s public float requirement as well as to facilitate that additional PubCo shares would be held after closing by shareholders most likely to be long-term holders.

The Company had no operations prior to entering into the Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the Closing, the Company became the direct parent of SPAC, Tycoon and NewCo.

The Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the redeemable warrants to acquire one Ordinary Share at an exercise price of $11.50 per Ordinary Share (“Warrants”) are trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “BDMD” and “BDMD W”, respectively.

The principal business activities of the Company and its subsidiaries are to engage in research and development, manufacture and sales of microwave ablation (“MWA”) and other medical devices in the People’s Republic of China (the “PRC”).

As the Company was under same control of the shareholders and the Company’s entire equity interests were also ultimately held by the shareholders immediately prior to the reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes inequity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year period ended December 31, 2023, and for the six months ended June 30, 2023 and 2024, respectively, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 15.

The ownership structure of the Company before Closing was as follows:

The ownership structure of the Combined Company giving effect to the Business Combination is as follows:

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
Baird Medical LLC	November 29, 2023	Delaware (US)	PubCo	100%	Sales of MWA medical devices
Betters Medical NewCo, LLC (“NewCo”)	June 17, 2024 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
ExcelFin Acquisition Corp. (“SPAC” or “ExcelFin”)	March 15, 2021 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
Tycoon Choice Global Limited (“Tycoon”)	January 8, 2021	BVI	PubCo	100%	Holding
Baide Medical Investment Company Limited (“Baide HK”)	January 29, 2021	Hong Kong	Tycoon	100%	Holding
Baide (Guangdong) Capital Management Company Limited (“Baide Capital”)	March 3, 2021	The PRC	Baide HK	100%	Sales of MWA medical devices and investment holding
Guangzhou Dedao Capital Management Company Limited (“Dedao”)	March 4, 2021	The PRC	Baide Capital	99%	Holding
Guangzhou Baihui Corporate Management Company Limited	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Zhengde Corporate Management Company Limited	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Yide Capital Management Company Limited	December 10, 2020	The PRC	Dedao	99%	Holding
Baide (Suzhou) Medical Company Limited (“Baide Suzhou”)	June 5, 2012	The PRC	Zhengde Yide, and Baihui	99%	Research and development, sales of MWA and other medical devices and investment holding
Henan Ruide Medical Instrument Company Limited	July 6, 2018	The PRC	Baide Suzhou	99%	Sales of MWA and other medical devices

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
Nanjing Changcheng Medical Equipment Company Limited (“Nanjing Changcheng”)	January 28, 2016	The PRC	Baide Suzhou	99%	Research and development, manufacture and sales of MWA and other medical devices
Guizhou Baiyuan Medical Company Limited	September 21, 2017	The PRC	Baide Suzhou	99%	Sales of other medical devices
Guoke Baide (Guangdong) Medical Company Limited (“Guoke Baide”)	July 5, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Hunan Baide Medical Technology Company Limited	November 26, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Ruikede Biological Technology (Xiamen) Company Limited (“Ruikede Xiamen”)	July 17, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Guangzhou Fangda Medical Technology Company Limited	December 22, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Junde (Guangzhou) Medical Technology Company Limited	November 14, 2022	The PRC	Guoke Baide	99%	Sales of MWA medical devices
Shengde (Guangzhou) Medical Technology Company Limited	November 29, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Suzhou Kangchuang Medical Company Limited	December 6, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”), which requires the Company to make judgments, estimates and assumptions that affect reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past two years, the Company continually evaluates these estimates and assumptions based on the most recently available information, the Company’s own historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from expectations as a result of changes in the Company’s estimates.

The Company believes that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies the Company believe are the most critical to understanding and evaluating the Company’s consolidated financial condition and results of operations.

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. Inter-company transactions and balances between group companies together with unrealized profits arising from inter-company transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from inter-company transactions are also eliminated unless the transaction provides evidence of impairment on the asset transferred, in which case the loss is recognized in consolidated profit or loss.

Use of estimates and assumptions

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for credit losses, realizability of deferred tax assets, inventory allowance and prepayment for R&D. Actual results could differ from those estimates.

Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statement of operations accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $2.8 million and $2.0 million as of June 30, 2024 and December 31, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2024 and December 31, 2023 were translated at RMB7.2672 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of operations accounts for the six months ended June 30, 2024 and 2023 were RMB7.2150 and RMB6.9300 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the audited consolidated balance sheets.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company’s financial instruments consist principally of cash, accounts receivable and accounts payable.

As of June 30, 2024 and December 31, 2023, the carrying values of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Cash

Cash include cash in bank placed with banks, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Company adopted ASC Topic 326 on January 1, 2021.

The Company’s accounts receivable and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326.

For the year ended December 31, 2022 and first half year of 2023, the Company used an individual basis and pool basis of the customers sharing similar risk characteristics by applying the roll rate method under the Current Expected Credit Loss Model (“CECL Model”). The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Company’s specific facts and circumstances. The Company uses roll rate method to calculate average expected loss rate under pool basis. The Company considers the co-relationship between micro economic environment and overall default rate and calculated the future adjustment indicator use logistic regression model.

For the second half year of 2023, the Company still used an individual basis and pool basis to assess credit losses. When reassessing its methodology for calculating expected credit losses for customers sharing similar risk characteristics, the Company changed from using roll rate method to aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change. According to ASC 326-20-30-7, the Company evaluated both internally generated data and reasonably accessible external data. The change was driven by the following factors:

- The slower turnover of customer capital and the lengthened payment approval cycle of hospitals, while not necessarily indicating increased credit risk, affect the collection period.

- Increased amount and proportion of accounts receivable more than 12 months overdue.

- Analysis of comparative companies' methodologies.

The change in the estimated credit loss rate was applied prospectively starting in the second half year of 2023. This change is based on the analysis conducted during the preparation of financial statements as of December 31, 2023, and is expected to provide a more accurate reflection of the Company’s credit risk.

Accounts receivable is presented net of any allowance for credit losses. An allowance for credit losses is recorded in the period when loss is probable. The Company recognizes loss allowance for expected credit loss (“ECL”) on accounts receivable. The Company writes off an account receivable when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

For the six months ended June 30, 2024 and 2023, the credit period granted to the customers was generally for a period within 90 days. The Company’s accounts receivable consists primarily of distributers, deliverers and hospitals. The Company accrued nil and $0.5 million credit loss in expected for the six months ended June 30, 2024 and 2023, respectively.

Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For the six months ended June 30, 2024 and 2023, no impairment loss on inventories was recognized.

Prepayments

Prepayment primarily consist of prepaid expense for R&D and advances to suppliers for purchasing goods, equipment or services that have not been received or provided. These advances are interest free, unsecured and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit losses is recorded in the period when loss is probable. As of June 30, 2024, there was $4,888 allowance for the credit losses. As of June 30, 2023, there was no allowance for the credit losses.

Deposits and other assets

Deposits and other assets primarily consist of deposit for office rental and long-term loan. These deposits and other assets are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit losses is recorded in the period when loss is probable. As of June 30, 2024, there was $0.1 million allowance for the credit losses. As of June 30, 2023, there was no allowance for the credit losses.

Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment income, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Useful life
Machinery	3 – 10 years
Furniture, fixtures and equipment	3 – 5 years
Vehicles	4 years
Medical equipment	6 – 10 years
Leasehold improvement	Over the lease term or estimated useful lives of 5 years, whichever is shorter

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

Deferred offering costs

The Company complies with ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering cost consisted of underwriting, legal, accounting and other expenses incurred through the balance sheet date that were directly related to the Initial Public Offering (IPO), and it was charged to shareholders’ equity upon the completion of the IPO.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Intangible assets, net (other than goodwill)

Intangible assets acquired separately are initially recognized at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Subsequently, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Amortization is provided on a straight-line basis over their useful lives as follows. The amortization expense is recognized in profit or loss and included in administrative expenses.

Useful life
Patent	6 years
Software	5 years

The estimates and associated assumptions of useful life determined by the Company are based on technical and commercial obsolescence, legal or contractual limits on the use of the asset and other relevant factors. Based on the functionalities and expiry date of the patent and software, the Company considers a useful life of 5 to 6 years to be their best estimation. Both the period and method of amortization are reviewed annually.

Impairment of long-lived assets other than goodwill

For other long-lived assets including property and equipment and other non-current assets, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not recognize any impairment loss for six months ended June 30, 2024 and 2023.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Company adopted ASC 842 on January 1, 2021, along with all subsequent ASU clarifications and improvements that are applicable to the Company, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Company has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset — this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	the customer has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the customer has the right to direct the use of the asset. The customer has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the customer has the right to direct the use of the asset if either the customer has the right to operate the asset; or the customer designed the asset in a way that predetermines how and for what purpose it will be used.

The Company as lessee

The Company classifies each lease as either an operating lease or financing lease at the lease commencement date. The classification is not revised unless the lease is modified and that modification is not accounted for as a separate lease.

The lease is classified as a financing lease if both of the following criteria are met:

•	the present value of the lease payments and any residual value guarantee (from the lessee or an unrelated third party) equals or exceeds substantially all of the underlying asset’s fair value; and

•	it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

If none of the above criteria are met, then the lease is classified as an operating lease.

Both classifications result in the Company recognizing a right-of-use asset and a lease liability. The Company can elect not to apply the lessee accounting model to leases with a lease term of 12 months or less (i.e. short-term leases). A lease that contains a purchase option can qualify as a short-term lease if the lessee is not reasonably certain to exercise its option to purchase the underlying asset. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term.

On initial recognition, the right-of-use asset is measured at the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement of the lease, plus any initial direct costs incurred and the amount of any provision recognized where the Company is contractually required to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

In an operating lease, right-of-use asset is subsequently amortized as the difference between the straight- line lease cost for the period and the periodic accretion of the lease liability using the effective interest method. In a financing lease, right-of-use asset is subsequently depreciated using the straight-line method from the commencement date of the lease over the shorter of the lease term or the useful life of the underlying asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate.

The lease liability is subsequently measured by (i) increasing the carrying amount to reflect interest on the lease liability and (ii) reducing the carrying amount to reflect the lease payments made. The Company remeasured the lease liability to reflect any reassessment or lease modification, or to reflect revised in-substance fixed lease payments.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the buyer, and the buyer would need to obtain substantially all the benefits from the use of the asset.

Long-term loan

When the Company enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Company transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC 842 in the same manner as any other lease. If the Company does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Company does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “long-term loan — current portion” and the non- current portion is included in “long-term loan — non-current” in the consolidated balance sheets.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company primarily sells its products to hospitals.

The Company adopted ASC Topic 606 for all periods presented. Consistent with the criteria of Topic 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

According to ASC Topic 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenue is primarily derived from sales of medical devices. Customers obtain control of goods when either the goods are delivered to the customer or picked up by the customer and such customer has accepted the goods. Revenue is thus recognized at the point in time when the customers have accepted the goods.

Principal versus agent

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Company is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified good or service before that good or service is transferred to a customer.

The Company is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Company does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

The Company acts as a principal in the sales of medical devices to hospitals (i.e. directly or through deliverers) and distributors as the Company controls the medical devices before that they are transferred to customers, and accordingly recognizes the revenue which the Company expects to be entitled from the sales of goods to its end-customers.

Revenue from sales of medical devices

The Company sells medical devices though two channels, which is directly or through deliverers to hospitals, and through distributors to the end customers. Various sources of revenue of the Company is recognized on the following bases:

(1)	Revenue from sales to hospitals

The Company acts as a principal in the sales of medical devices to hospitals (i.e., directly or through deliverers) as the Company controls the medical devices before they are transferred to end-customers (i.e., hospitals).

The key indicators that demonstrate the Company’s control over the products include: (i) it is the Company’s responsibility to fulfill the promise of providing products to the hospitals through deliverers, in which the deliverers are just acting on the Company’s behalf. The deliverers bear no rights and obligations on the medical devices and the deliverers do not take any responsibility on the product damage before and after the products are delivered to the hospital’s designated premises and accepted by the hospital; (ii) the Company, instead of the deliverers, are subject to the inventory risk given that the deliverers are prohibited from delivering products to end-customers other than the designated hospitals (as designated through the authorization letter); and (iii) the selling prices of products are predetermined by the Company at tender price. The deliverers do not have pricing power and are only entitled to a specific service fee calculated as a fixed percentage of the relevant transaction of products which is a commission or fee basis. From the above indicators, the deliverers do not obtain control of the medical devices and thus the Company still retain control over the products before the products are delivered to the hospital’s designated premises and accepted by the hospital. Under such limitation, the deliverers do not act as the ‘principal’ in the sales through deliverer model and therefore the designated hospitals are not the ‘customer’ of the deliverer. In other words, the deliverers are instructed by the Company to transfer the medical devices to the designated hospital. As such, it is determined that the Company is the principal, and the deliverers are the agents. Since the Company remains the principal over the goods regardless of if the goods are delivered to the hospital directly by the Company or through the deliverers as agents, there is no significant difference between the two types of good delivery as to when risk or control is transferred to the customer and when revenue is recognized from sales to hospitals.

The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal.

(2)	Revenue from sales to distributors

The Company acts as a principal in the sales of medical devices to distributors as the Company controls the medical devices before they are transferred to distributors.

The revenue is recognized at a point in time when the Company satisfies its performance obligation by transferring the promised product to its customers, the distributors, upon acceptance. The performance obligation is considered to be met and revenue is recognized when distributors obtain control of the goods or when risks and rewards are transferred to distributors which bear all inventory risks and revenue is recognized when the goods are accepted by the distributor.

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the six months ended June 30, 2024 and 2023.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. Customers are required to pay over an agreed-upon credit period.

Return rights

Some of the Company’s contract with customers from the sales of goods provides customers a right of return (a right to exchange for the same product or to be refund in cash due to faulty products). For the six months ended June 30, 2024 and 2023, there is no significant sales return.

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharge are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

Disaggregation of revenue

The Company disaggregates its revenue by major products and customers, as the Company believes it best depicts the amount of its revenue and cash flows. See Note 19 to the segment reports.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. The Company does not have contract assets for the years presented.

Contract liabilities

The contract liabilities represent consideration that the Company has received but has not satisfied the related performance obligations. Contract liabilities primarily relate to the payments received for product selling in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Company’s customers, which was in line with the growth of revenues in product sales. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The revenue recognized for six months ended June 30, 2024 and 2023 that were previously included in the contract liabilities balances was as of December 31, 2023 and 2022 were $30,353 and $0.1 million, respectively.

The Company’s contract liabilities amounted to $0.5 million and $0.5 million as of June 30, 2024 and December 31, 2023, respectively. The revenue expected to be recognized on the remaining performance obligations of these contracts as of as of June 30, 2024 will be $0.5 million is expected to be recognized in the following 12 months.

Value-added taxes (“VAT”)

Revenue represents the invoiced value of goods or service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of goods or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of outsourced research and development costs, payroll and related expenses for research and development professionals, materials, sample testing fee, and depreciation of machinery and equipment for research and development. Nonrefundable payments made in advance to third-party R&D service provider for the related services is recorded as prepayments in the consolidated balance sheets until the services are rendered under ASC 730-20-25-13. Research and development costs are expensed as incurred in accordance with ASC 730. The Company recognizes R&D expenses based on the completion percentage of each R&D contract at the end of each quarter according to monthly discussions and progress meeting (if any) with internal management personnel and external R&D service providers or completion progress report provided by the third party-R&D service providers as to the progress or stage of completion of services.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for six months ended June 30, 2024 and 2023. As of June 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In case of tax evasion. which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on above.

Subsidy income

Subsidy income primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the six months ended June 30, 2024 and 2023, the Company received financial subsidies of $265 and $0.02 million from the local PRC government authorities, respectively.

Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Company’s entities in the PRC, the Company is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, the appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital. The Company allocate income of $0.05 million and $0.1 million to statutory reserves during the six months ended June 30, 2024 and 2023, respectively.

Business combination and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company’s majority-owned subsidiaries, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Other comprehensive income (loss), as presented in the consolidated statements of operations and comprehensive income, consists of foreign currency translation adjustments.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti- dilutive effect (i.e. an increase in earnings per share amounts) on earnings per share. For the six months ended June 30, 2024 and 2023, there were no dilutive shares.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, on a basis consistent with Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”) that reviews the consolidated financial results including revenue, gross profit and operating profit at a consolidated level when making decisions about allocating resources and assessing the performance of the Company as a whole. The Company has determined that it operates in one operating segment. The Company’s revenue and net income are substantially derived from sales of MWA and other medical devices in the PRC. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. All of the Company’s non-current assets are located in the PRC. Therefore, the Company has one reportable segment in accordance with ASC 280, Segment Reporting.

Change in Accounting Estimates

Expected credit losses

For the year ended December 31, 2022 and first half year of 2023, the Company used an individual basis and pool basis of the customers sharing similar risk characteristics by applying the roll rate method under the Current Expected Credit Loss Model (“CECL Model”). The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Company’s specific facts and circumstances. The Company uses roll rate method to calculate average expected loss rate under pool basis. The Company considers the co-relationship between micro economic environment and overall default rate and calculated the future adjustment indicator use logistic regression model.

For the second half year of 2023, the Company still used an individual basis and pool basis to assess credit losses. When reassessing its methodology for calculating expected credit losses for customers sharing similar risk characteristics, the Company changed from using roll rate method to aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change.

According to ASC 326-20-30-7, the Company evaluated both internally generated data and reasonably accessible external data. The change was driven by the following factors:

- The slower turnover of customer capital and the lengthened payment approval cycle of hospitals, while not necessarily indicating increased credit risk, affect the collection period.

- Increased amount and proportion of accounts receivable more than 12 months overdue.

- Analysis of comparative companies' methodologies.

The change in the estimated credit loss rate was applied prospectively starting in the second half year of 2023. This change is based on the analysis conducted during the preparation of financial statements as of December 31, 2023, and is expected to provide a more accurate reflection of the Company’s credit risk.

As a result of this change in accounting estimate, the allowance for expected credit losses for accounts receivable as of December 31, 2023, is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$1,991,596	$31,949,487	$33,941,083
Less: allowance for doubtful accounts	(1,991,596)	(849,596)	(2,841,192)
Accounts receivable, net	-	$31,099,891	$31,099,891
Allowance Ratio	100%	2.7%	8.4%

The Company made provisions if customers have no new transactions with the Company for more than six months and have no subsequent collection during January 1, 2024 to April 30, 2024, or the accounts receivable with a long aging period over than one year and have no subsequent collection during January 1, 2024 to April 30, 2024.

The result of this change in technique did not have a material impact to the allowance for expected credit losses. The Company also does not expect this change to cause a material impact to the allowance for expected credit losses for future period.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. ASU 2019-12 is effective for the Company’s annual reporting period ended December 31, 2022 and interim periods during the year ended December 31, 2023. On January 1, 2023, the Company adopted ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740). The adoption of ASU 2019-12 did not have a material impact to our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. The Company will adopt this standard in the first quarter of 2024, and do not expect the adoption of this standard to have a material impact on our financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025 and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3 — BUSINESS ACQUISITION

Investment in Ruikede Xiamen

Ruikede Xiamen was established in the PRC with limited liability on July 17, 2019 and was an indirect 80%-owned subsidiary of Baide Suzhou and the remaining 20% equity interest is owned by Wang Jing. On November 25, 2022, Baide Suzhou entered into an equity transfer agreement and purchased the remaining 20% equity interest of Ruikede Xiamen for consideration of nil, holding 100% of Ruikede Xiamen equity interest. Such transfer was registered on December 2, 2022. As of December 31, 2022, the non-controlling interests which amounted to $3,350 corresponding to the remaining 20% of equity interest of Ruikede Xiamen was transferred to the additional paid in capital. The total assets and net assets of Ruikede Xiamen as of December 31, 2023 and 2022 were all $0.5 million. The total assets and net assets of Ruikede Xiamen as of June 30, 2024 were both $0.4 million.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Accounts receivable	$37,278,883	$33,941,083
Less: allowance for credit losses	(2,776,620)	(2,841,192)
Accounts receivable, net	$34,502,263	$31,099,891

The Company’s accounts receivable consists primarily of distributors and direct customers. The Company recorded a provision for current expected credit loss. The balance of gross accounts receivable was $37.3 million and $34.0 million as of June 30, 2024 and December 31, 2023, against which write-off of trade receivable of $0.2 million and $0.2 million was made as of June 30, 2024 and December 31, 2023, and an allowance for expected credit losses of $2.8 million and $2.8 million was made as of June 30, 2024 and December 31, 2023.

The movement of the allowance for credit losses is as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at the beginning of the year	$(2,841,192)	$(644,669)
Additions charged to allowance for expected credit losses	(636,674)	(452,339)
Recovery of allowance for expected credit losses	636,674	—
Foreign currency translation adjustments	64,572	51,572
Balance at the end of the year	$(2,776,620)	$(1,045,436)

Majority of the accounts receivable are expected to be recovered within one year. The aging of accounts receivable is calculated from the expiry date of the customer’s credit terms which is different with the aging accounts receivable based on the number of days. The Company generally grant trade debtors a credit period of 30 to 90 days. If accounts receivable of a customer is not yet aged beyond the credit period, the aging of the receivable will be classified as not overdue in the following table. An aging analysis of the Company’s accounts receivable calculated from the expiration date of the customer’s credit terms is as follows:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Not Overdue	$7,215,244	$9,941,205
Within 90 days	5,098,031	10,373,938
Between 3 and 6 months	9,690,248	6,188,966
Between 6 months and a year	12,268,362	5,982,205
Over a year	3,006,998	1,454,769
	$37,278,883	$33,941,083

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. Majority amounts are short-term. The Company mortgaged $5.8 million and $4.4 million of these receivables for bank loans as of June 30, 2024 and December 31, 2023, respectively. The net carrying value of accounts receivable is considered a reasonable approximation of fair value.

On December 29, 2023, the Company entered into a supplemental agreement with China CITIC Bank Suzhou Branch (“CITIC”) pursuant to which the Company collateralized $4.4 million of its accounts receivable to secure all loans entered into, or which may be entered into, before December 29, 2024, pursuant to loan agreements between the Company or its wholly-owned subsidiaries, as borrowers, and CITIC, as lender, inclusive of any loan principal amounts, installment payments, interest thereon and costs thereof, which may become due during such period. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to CITIC. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of CITIC, which account CITIC is authorized to supervise. CITIC is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. In September 2024, the Company entered an additional supplemental agreement with CITIC pursuant to which the related terms of collateral of accounts receivable were waived. As of June 30, 2024, these bank loans were repaid according to CITIC’s payment schedule.

On January 30, 2024, the Company entered into a collateral agreement with Hangzhou Bank pursuant to which the Company collateralized $1.4 million of its accounts receivable to secure the loan entered into pursuant to loan agreement between the Company’s wholly-owned subsidiaries Nanjing Changcheng, as borrowers, and Hangzhou Bank, as lender, inclusive of any loan principal amounts, installment payments, interest thereon and costs thereof, which may become due during such period. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to Hangzhou Bank. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of Hangzhou Bank, which account Hangzhou Bank is authorized to supervise. Hangzhou Bank is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. As of June 30, 2024, the net carrying value of accounts receivable used as collateral for such bank loan in favor of Hangzhou Bank was $1.4 million, as reflected in the Company’s condensed consolidated balance sheets collateralized. The amount outstanding under the loan as of June 30, 2024 was $1.4 million, with annual interest rates of 3.90%. The accrued interest on the loans was $0.02 million for the six months ended June 30, 2024. The bank loan will be repaid according to Hangzhou Bank’s payment schedule.

NOTE 5 — INVENTORIES

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Finished goods	$362,417	$312,871
Raw materials	420,227	516,346
Work in progress	336,156	313,352
Inventories	$1,118,800	$1,142,569

NOTE 6 — PREPAYMENTS, NET

Prepayments consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Prepayment for R&D	$10,207,909	$7,649,949
Prepayment for purchase of property and equipment	1,173,929	2,528,912
Prepayment for purchase of materials and others	2,996,233	2,726,440
Prepaid expense for others	858,089	613,120
Subtotal	15,236,160	13,518,421
Less: impairment loss	(4,888)	(5,002)
Subtotal, net	15,231,272	13,513,419
Less: Long term portion	(5,993,269)	(7,698,728)
Prepayments, net – current portion	$9,238,003	$5,814,691

Prepayments as of June 30, 2024 and December 31, 2023 were all made to third parties. The third-party R&D service provider issues a R&D progress report at the end of each period, and the Company recognizes the prepayment as R&D expenses based on the percentage of completion on the progress report, while the prepayment corresponding to uncompleted R&D is still recognized as prepayment.

The balance of the prepayment - impairment loss is as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at the beginning of the year	$(5,002)	$—
Additions charged to the impairment loss	—	(5,016)
Foreign currency translation adjustments	114	14
Balance at the end of the year	$(4,888)	$(5,002)

NOTE 7 — DEPOSITS AND OTHER ASSETS, NET

Deposits and other assets, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Deposits	$198,356	$217,658
Other receivables	188,743	167,620
Subtotal	$387,099	$385,278
Less: allowance of credit loss	(109,790)	(112,343)
Subtotal, net	$277,309	272,935
Less: Long term portion	(122,037)	(152,450)
Deposits and other assets- current portion	$155,272	$120,485

The movement of the allowance of credit losses is as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at the beginning	$(112,343)	$—
Additions charged to allowance for expected credit losses	—	—
Foreign currency translation adjustments	2,553	—
Balance at the end	$(109,790)	$—

NOTE 8 — DEFERRED OFFERING COSTS

Deferred offering costs consist principally of legal fees and other fees incurred through the balance sheet date that are related to the proposed offering of the common shares. Deferred offering costs related to the offering will offset proceeds recorded as equity if the transaction is completed or charged to expense if the offering is not completed. As of June 30, 2024 and December 31, 2023, deferred offering costs were $ 984,774 and $875,258 respectively.

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Leasehold improvement	$4,620,734	$4,656,762
Machinery	6,533,998	4,227,161
Furniture, fixtures and equipment	436,958	447,902
Motor vehicles	41,364	42,326
Medical equipment	333,414	341,168
Total	11,966,468	9,715,319
Less: Accumulated depreciation	(4,079,654)	(3,576,625)
Property and equipment, net	$7,886,814	$6,138,694

Depreciation expense was $588,562 and $393,639 for the six months ended June 30, 2024 and 2023, respectively. No impairment loss was recognized for the six months ended June 30, 2024 and 2023.

NOTE 10 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
Patent	$247,680	$253,440
Software	41,500	42,465
Less: accumulated amortization	(268,430)	(270,426)
Intangible assets, net	$20,750	$25,479

The amortization expense was $4,180 and $18,782 for the six months ended June 30, 2024 and 2023, respectively. Estimated future amortization expense is as follows:

Years ending December 31,	Amortization expense
2024	4,150
2025	8,300
2026	8,300
Total	$20,750

No impairment loss was recognized for six months ended June 30, 2024 and 2023.

NOTE 11 — SHORT-TERM BANK LOANS

Short-term bank loans are working capital loans from banks in China. Short-term bank loans as of June 30, 2024 consisted of the following:

Lender	Company	Guarantors/ Collateral	Effective Interest Rate	Issuance Date	Expiration Date	Amount- RMB	Amount-US$
Taicang Sub-branch, Suzhou Branch, China Merchants Bank	Baide Suzhou	Guangzhou Baihui	3.90%	August 8, 2023	August 8, 2024	5,000,000	688,000
Taicang Sub-branch, Suzhou Branch, China Merchants Bank	Baide Suzhou	Guangzhou Baihui	2.50%	August 9, 2023	August 7, 2024	5,000,000	688,000
Taicang Sub-branch, Suzhou Branch, China Merchants Bank	Baide Suzhou	Nanjing Changcheng	2.50%	August 25, 2023	August 23, 2024	10,000,000	1,376,000
China Merchants Bank Guangzhou Guanggang New City Sub-Branch	Baide Suzhou	Nanjing Changcheng	2.50%	July 21, 2023	July 19, 2024	10,000,000	1,376,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	3.95%	May 14, 2024	May 14, 2025	4,000,000	550,400
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	4.15%	March 27, 2024	March 27, 2025	6,000,000	825,600
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	4.15%	June 28, 2024	March 27, 2025	10,000,000	1,376,000
Bank of Communications Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.40%	May 6, 2024	April 29, 2025	5,000,000	688,000
Bank of Communications Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.40%	May 11, 2024	April 29, 2025	5,000,000	688,000
China Minsheng Bank	Baide Suzhou	Nanjing Changcheng	4.10%	April 26, 2024	April 25, 2025	4,000,000	550,400
Industrial and Commercial Bank of China	Baide Suzhou	Nanjing Changcheng	3.00%	January 11, 2024	January 10, 2025	5,000,000	688,000
Industrial and Commercial Bank of China	Baide Suzhou	Nanjing Changcheng	3.00%	January 12, 2024	January 10, 2025	5,000,000	688,000
Bank of Nanjing	Nanjing Changcheng	/	4.05%	November 27, 2023	November 19, 2024	3,000,000	412,800
Hangzhou Bank	Nanjing Changcheng	$1.4 million AR from Baide Suzhou	3.90%	January 30, 2024	January 29, 2025	10,000,000	1,376,000
Bank of China Nanjing Hexi Branch	Nanjing Changcheng	Baide Suzhou	3.36%	June 26, 2024	June 20, 2025	7,000,000	963,200
Total						94,000,000	$12,934,400

Bank loans with expiration date before the report date had been repaid subsequently.

Short-term bank loans as of December 31, 2023 consisted of the following:

Lender	Company	Guarantors/ Collateral	Effective Interest Rate	Issuance Date	Expiration Date	Amount- RMB	Amount-US$
Taicang Sub-branch, Suzhou Branch,China Merchants Bank	Baide Suzhou	Guangzhou Baihui	3.90%	August 8, 2023	August 8, 2024	5,000,000	704,000
Taicang Sub-branch, Suzhou Branch,China Merchants Bank	Baide Suzhou	Guangzhou Baihui	2.50%	August 9, 2023	August 7, 2024	5,000,000	704,000
Taicang Sub-branch, Suzhou Branch,China Merchants Bank	Baide Suzhou	Nanjing Changcheng	2.50%	August 25, 2023	August 23, 2024	10,000,000	1,408,000
China Merchants Bank Guangzhou Guanggang New City Sub-branch	Baide Suzhou	Nanjing Changcheng	2.50%	July 21, 2023	July 19, 2024	10,000,000	1,408,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng, AR from Baide Suzhou	3.95%	May 15, 2023	May 15, 2024	4,000,000	563,200
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng, AR from Baide Suzhou	3.95%	September 21, 2023	March 27, 2024	6,000,000	844,800
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng, AR from Baide Suzhou	4.15%	December 29, 2023	June 29, 2024	10,000,000	1,408,000
Bank of Nanjing	Nanjing Changcheng	/	4.05%	November 27, 2023	November 19, 2024	3,000,000	422,400
Bank of Nanjing	Nanjing Changcheng	/	3.95%	March 16, 2023	March 15, 2024	5,000,000	704,000
Total						58,000,000	$8,166,400

Interest expense was $238,919 and $83,436 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 12 — LONG-TERM LOAN

Long-term loan consisted of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
Financial liabilities	$1,985,052	$2,431,064
Less: current portion	(834,449)	(817,485)
Long-term loan	$1,150,603	$1,613,579

In September 2023, Nanjing Changcheng entered into a sale and leaseback agreements of $3.0 million, with an unrelated third party for medical equipment. Nanjing Changcheng had acquired the control of the corresponding assets before entering into the sale and leaseback agreement, and at the end of the lease term, Nanjing Changcheng may exercise its contractual rights to purchase the leased equipment, renew the lease or return the leased equipment. If Nanjing Changcheng chooses to purchase the leased objects, the purchase price is $14.1. As of the expiry date of the lease, some of the assets still have a useful life of around 6 years, and the purchase price of $14.1 is much below the fair value. Therefore, under ASC 842-40, the transfer of the equipment was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the equipment from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Nanjing Changcheng is obligated to make consecutive quarterly payments of approximately $0.3 million, commencing in December 2023. As of June 30, 2024, the outstanding balance under the sale and leaseback agreements of Nanjing Changcheng was $2.0 million. The agreements will mature in September 2026, with a purchase price of $14.1 on the last repayment date.

Future loan payments under long-term loan as of June 30, 2024 were as follows:

Years ending December 31,
2024	$491,055
2025	982,112
2026	736,598
Total future loan payments	$2,209,765
Less: imputed interest	(224,713)
Total long-term loan	$1,985,052
Less: Long term portions	(1,150,603)
Long-term loan – current portions	$834,449

NOTE 13 — LEASE

The Company’s leasing activities primarily consist of operating leases for offices. The Company adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of June 30, 2024, and December 31, 2023, the Company recorded right-of-use assets of approximately $0.7 million and $0.9 million and lease liabilities of approximately $0.6 million and $0.9 million, respectively, for operating leases as a lessee. Supplemental cash flow information related to operating leases was as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash payments for operating leases	$318,622	$214,009
Right-of-use assets obtained in exchange for operating lease liabilities	—	17,168

Future lease payments under operating leases as of June 30, 2024 were as follows:

Operating leases
2024	$209,805
2025	264,731
2026	115,359
2027	29,569
Total future lease payments	$619,464
Less: imputed interest	(21,968)
Total lease liabilities	$597,496
Less: Long term portions	(200,157)
Lease liabilities – current portions	$397,339

The weighted-average remaining lease term was 2 years and 2 years as of June 30, 2024 and December 31, 2023, respectively.

The weighted-average discount rate used to determine the operating lease liability as of June 30, 2024 and December 31, 2023 was 5.73% and 5.69%, respectively.

Operating lease expenses for the six months ended June 30, 2024 and 2023 was $0.2 million and $0.2 million, respectively.

No lease contract was early terminated for the six months ended June 30, 2024 and 2023.

NOTE 14 — TAXES

Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

British Virgin Islands

The Company is incorporated in the British Virgin Islands. Under the current laws of the BVI, an entity incorporated in the BVI are not subject to tax on income or capital gains.

United States

The Company has three U.S. subsidiaries Better Medical Merger Sub Inc., Betters Medical Merger Sub 2, Inc. and Baird Medical LLC. Better Medical Merger Sub Inc. and Betters Medical Merger Sub 2, Inc. are inactive holding companies. Baird Medical LLC’s business is to sell MWA medical devices but is expected to incur loss in financial year of 2024. Therefore, there is no income tax provision for these entities in the six months ended June 30, 2024 and 2023.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2024 and 2023. Therefore, no Hong Kong profit tax was provided for the six months ended June 30, 2024 and 2023.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, except for Nanjing Changcheng and Baide Suzhou who are registered as High and New-Tech enterprises according to the PRC tax regulations and entitled to a preferential tax rate of 15% for the six months ended June 30, 2024 and 2023.

Certain subsidiaries of the Company have been qualified as “Small Profit Enterprises”. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million, approximately $138,600, of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million, approximately $ 415,800, of the assessable profit before tax is subject to the tax rate of 20%.

The components of the income tax provision are as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Current tax expense	$464,067	$519,135
Deferred tax benefit	17,212	62,789
Income tax provision	$481,279	$581,924

(Loss) income before income taxes is attributable to the following geographic locations for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Hong Kong	$(175,998)	$(350,274)
PRC	5,032,404	3,296,295
	$4,856,406	$2,946,021

Deferred tax assets and liabilities

The significant components of the deferred tax assets and liabilities are as follows:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance for expected credit losses	$411,032	$420,988
Net operating loss carryforward	739,964	732,294

Lease liabilities	60,470	102,639
Total deferred tax assets	$1,211,466	$1,255,921
Less: Valuation allowance	(455,323)	(441,549)
Deferred tax assets, net	$756,143	$814,372
Deferred tax liabilities:
Right-of-use assets	68,634	93,389
Total deferred tax liabilities	$68,634	$93,389

The movement of valuation allowance for deferred tax assets for the years presented is as follows:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Unaudited)
Beginning balance	$(441,549)	$(405,796)
Increase in valuation allowance	(23,809)	(47,604)
Foreign exchange	10,035	11,851
Ending balance	$(455,323)	$(441,549)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered some subsidiaries of the Group’s history of losses and concluded that it is more likely than not that these subsidiaries will not generate future taxable income prior to the expiration of their net operating losses. As a result, management assessed a valuation allowance of $455,323 and $441,549 as of June 30, 2024 and December 31, 2023 respectively.

Tax Payables

The Company’s tax payables consist of the following:

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
VAT tax payable	$197,255	$281,363
Income tax payable	6,872	448,230
Other tax payables	7,760	41,360
Total tax payables	$211,887	$770,953

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 15 — ORDINARY SHARES

The Company was incorporated as a private company under the laws of Cayman Island on June 16, 2023, as a direct wholly owned subsidiary of Betters Medical Investment Holdings Limited. The share capital of is 500,000,000 authorized with par value of $0.0001 each. issued. As of June 30, 2024 and December 31, 2023, there were both 29,411,765 shares of ordinary shares issued and outstanding.

NOTE 16 — EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2024, and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders	$4,330,267	$2,330,359
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	29,411,765	29,411,765
Net income per share, basic and diluted	$0.15	$0.08

Basic and diluted earnings per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

NOTE 17 — RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had balances with the Company as of June 30, 2024 and December 31, 2023 consisted of:

(a)	Related party balances

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
Due from related parties:
Haimei Wu(1)	$—	$391,641
Betters Medical Investment Holdings Limited	2,874	2,941
Total	$2,874	$394,582
Due to related parties:
Betters Medical Investment Holdings Limited(2)	$3,308,109	$3,785,250
Total	$3,308,109	$3,785,250

(1)	Haimei Wu is a major shareholder of Betters Medical Investment Holdings Limited. The balance is non-trade nature, unsecured, interest-free and subsequently settled. The nature of this advance is a temporary fund advance to Haimei Wu, as of December 31, 2023, Ms. Wu owed the Company $0.4 million. As of June 30, 2024, the $0.4 million of amount due from Ms.Wu was fully collected.

(2)	Betters Medical Investment Holdings Limited is the shareholder of Barid Medical investment Holding Limited. The nature of the balance is mainly the listing expenses paid by Betters Medical Investment Holdings Limited on behalf of the Company.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024 and December 31, 2023.

In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of December 31, 2023 and June 30, 2024, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

NOTE 19 — SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

97% of all revenues are derived from China based on the geographical locations where products sold to customers. In addition, the Company’s long-lived assets are all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

The Company has disclosed the type of revenue by type of customers as follows.

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Distributors	$7,822,407	$3,931,512
Direct customers (1)	5,314,181	7,614,735
Total	$13,136,588	$11,546,247

(1)	Revenue from direct customers include revenue from sales of medical devices to hospitals (i.e. directly or through deliverers).

Timing of revenue recognition

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
At a point of time	$13,136,588	$11,546,247

Furthermore, the Company has disclosed revenue by major product type as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
MWA devices	$13,128,316	$11,019,358
– MWA needles	11,671,519	10,762,402
– MWA therapeutic apparatus	1,456,797	256,956
Other medical devices	8,272	526,889
Total	$13,136,588	$11,546,247

NOTE 20 — CONCENTRATIONS OF RISKS

Foreign exchange risk

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Company’s cash denominated in US$ subject the Company to risks associated with changes in the exchange rate of RMB against US$ and may affect the Company’s results of operations going forward.

Credit and concentration risk

The Company’s credit risk arises from cash and cash equivalents, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of income due to credit risk.

The Company expects that there is no significant credit risk associated with the cash and cash equivalents which are held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Company has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them. The Company generally grants trade debtors a credit period of 30 to 90 days. The policy for impairment on accounts receivable is based on the assessment of the recoverability of the accounts receivable. If trade debtors delay payment in part or at all, the Company’s cash flow and working capital may be adversely affected. Also, the Company may incur impairment loss which will adversely affect the financial position and results of operation.

Customer concentration risk

For the six months ended June 30, 2024, four customers accounted for 23.8%, 18.2%, 15.2% and 12.2% of the Company’s total revenue. Other than that, no single customer comprises over 10% of revenue as for the six months ended June 30, 2024. No single customer comprises over 10% of revenue as for the six months ended June 30, 2023.

Accounts receivable from deliverer group, subsidiaries of a listed company which is principally engaged in the distribution of medical devices and pharmaceutical products in the PRC, accounted for 25.8% and 22.3% of the total balance of the Company’s accounts receivable as of June 30, 2024 and December 31, 2023, respectively. As of June 30, 2024, two additional customers accounted for 13.1% and 12.4% of the total balance of accounts receivable. As of December 31, 2023, one additional customer accounted for 11.8% of the total balance of accounts receivable. Other than that, no single customer comprises over 10% of accounts receivable as of June 30, 2024 and December 31, 2023, respectively.

Vendor concentration risk

For six months ended June 30, 2024, five vendors accounted for 25.3%, 17.9%, 17.7%, 13.5% and 11.8% of the Company’s purchase of inventories and equipment. For the six months ended June 30, 2023, no single vendor comprises over 10% of the Company’s purchase of inventories and equipment.

Accounts payable to above vendors was nil and $0.2 million as of June 30, 2024 and December 31, 2023, respectively. Prepayments to the above vendors were $2.5 million and $0.6 million as of June 30, 2024 and December 31, 2023, respectively. As of June 30, 2024, four vendors accounted for 26.9%, 20.1%, 12.9% and 11.1% of the total balance of accounts payable. As of December 31, 2023, three vendors accounted for 28.9%, 16.6% and 11.3% of the total balance of accounts payable.

NOTE 21 — SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the date the unaudited condensed consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements, except as follow:

Bank loans

On August 26, 2024, Nanjing Changcheng borrowed a loan of $0.3 million (RMB 2 million) with the term of 12 months from Bank of Nanjing.

On September 13, 2024, Baide Suzhou borrowed a loan of $1.4 million (RMB 10 million) with the term of 6 months from China Merchants Bank.

On September 26, 2024, Nanjing Changcheng borrowed a loan of $0.4 million (RMB 3 million) with the term of 9 months from Bank of China.

NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Share of profit of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of June 30, 2024 and December 31, 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of
	June 30, 2024 (Unaudited)	December 31, 2023
ASSETS
Amounts due from related parties	2,941	2,941
Investments in subsidiaries	$39,249,241	$35,747,703
Total Assets	$39,252,182	$35,750,644
Shareholders’ Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 29,411,765 shares issued and outstanding as of June 30, 2024 and December 31, 2023	$2,941	2,941
Additional paid-in capital	18,850,292	18,850,292
Retained earnings	23,232,800	18,902,533
Accumulated other comprehensive loss	(2,833,851)	(2,005,122)
Total Shareholders’ Equity	39,252,182	35,750,644
Total Liabilities and Shareholders’ Equity	$39,252,182	$35,750,644

Unaudited condensed statements of comprehensive income

	For Six months ended June 30,
	2024	2023
Share of profit in subsidiaries, net (Note a)	$4,330,267	$2,339,444
Income before income tax	4,330,267	2,339,444
Income tax provision	—	—
Net income	4,330,267	2,339,444
Other comprehensive (loss) income
Foreign currency translation loss	$(828,730)	(1,319,586)
Comprehensive income	$3,501,537	$1,019,858

Unaudited condensed statements of cash flows

	For Six months ended June 30,
	2024	2023
Cash flows from operating activities
Net income	$4,330,267	$2,339,444
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income in subsidiaries	(4,330,267)	(2,339,444)
Net cash provided by operating activities	—	—
Cash at beginning of year	$—	$—
Cash at the end of the year	$—	$—

(a)	Basis of presentation

In the parent company only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statement. .

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Baird Medical Investment Holdings Limited.

2.1*	Specimen Ordinary Share Certificate.

2.2*	Specimen Warrant Certificate.

4.1	Business Combination Agreement, dated June 26, 2023, as amended on March 11, 2024, May 16, 2024, June 17, 2024 and August 23, 2024 (incorporated by reference to Exhibits 2.1, 2.2, 2.3, 2.4, and 2.5 of Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024).

4.2	First Amendment to the Business Combination Agreement, dated March 11, 2024 (incorporated by reference to Exhibit 2.2 of Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024).

4.3	Second Amendment to the Business Combination Agreement, dated May 16, 2024 (incorporated by reference to Exhibit 2.3 of Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024).

4.4	Third Amendment to the Business Combination Agreement, dated June 17, 2024 (incorporated by reference to Exhibit 2.4 of Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024

4.5	Fourth Amendment to the Business Combination Agreement, dated August 23, 2024 (incorporated by reference to Exhibit 2.4 of Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024

4.6	Warrant Agreement, dated October 21, 2021, by and between ExcelFin Acquisition Corp. and American Stock Transfer & Trust Company, as warrant agent (filed as Exhibit 4.1 to Baird Medical Investment Holdings Limited’s Registration Statement on Form F-4, filed with the SEC on August 26, 2024.

4.7*	Warrant Assignment, Assumption and Amendment Agreement, dated October 1, 2024, by and among ExcelFin Acquisition Corp., Baird Medical Investment Holdings Limited and American Stock Transfer & Trust Company, LLC, in its capacity as Warrant Agent.

4.8*	Lock-Up Agreement, by and between Betters Medical Investment Holdings Limited and Baird Medical Investment Holdings Limited, dated October 1, 2024.

8.1*	List of Subsidiaries of Baird Medical Investment Holdings Limited.

15.1*	Unaudited Pro Forma Condensed Combined Financial Statements.

15.2*	Consent of Marcum Asia CPAs LLP.

15.3*	Consent of Marcum LLP.

15.4*	Letter of Marcum LLP to the SEC.

*	Filed herewith.

22

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Baird Medical Investment Holdings Limited

October 9, 2024	By:	/s/ Haimei Wu
Name: Haimei Wu
Title: Chairwoman and Chief Executive Officer